FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item

1.	Financial Statements as of September 30, 2015 together with Independent Auditors´ Report

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2015 TOGETHER WITH INDEPENDENT AUDITORS’ REVIEW REPORT.

BALANCE SHEETS AS OF

SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

ASSETS:	09-30-2015	12-31-2014

A. CASH AND DUE FROM BANKS:
Cash	2,626,792	2,857,658
Due from banks and correspondents	11,286,693	9,668,573

Argentine Central Bank (BCRA)	11,112,721	9,325,330
Other local	2,508	1,094
Foreign	171,464	342,149

	13,913,485	12,526,231

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	2,583,782	2,941,865
Holdings booked at amortized cost (Exhibit A)	164	164
Instruments issued by the BCRA (Exhibit A)	12,979,915	8,630,056
Investments in listed private securities (Exhibit A)	169	178
Less: Allowances (Exhibit J)	200	201

	15,563,830	11,572,062

C. LOANS:
To government sector (Exhibits B, C and D)	63,597	54,459
To financial sector (Exhibits B, C and D)	2,015,255	2,216,310

Interfinancial – (Call granted)	--,--	30,000
Other financing to local financial institutions	1,643,450	1,691,857
Interest and listed-price differences accrued and pending collection	371,805	494,453

To non financial private sector and residents abroad (Exhibits B, C and D)	47,393,537	39,045,753

Overdraft	7,813,118	6,861,786
Discounted instruments	7,708,000	6,035,048
Real estate mortgage	1,806,419	1,466,346
Collateral Loans	2,228,923	1,651,228
Consumer	6,805,407	6,091,935
Credit cards	14,672,406	11,465,609
Other	5,840,309	4,953,604
Interest and listed-price differences accrued and pending collection	680,381	654,109
Less: Interest documented together with main obligation	161,426	133,912

Less: Allowances (Exhibit J)	986,873	905,336

	48,485,516	40,411,186

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	702,311	384,930
Amounts receivable for spot and forward sales to be settled	3,132,717	1,405,562
Instruments to be received for spot and forward purchases to be settled	1,197,197	312,684
Unlisted corporate bonds (Exhibits B, C and D)	86,868	48,653
Non-deliverable forward transactions balances to be settled	118,962	140,326
Other receivables not covered by debtor classification regulations	2,594	14,873
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	285,777	257,778
Less: Allowances (Exhibit J)	2,448	2,139

	5,523,978	2,562,667

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	2,260,480	1,995,716
Interest accrued pending collection (Exhibits B, C and D)	30,371	25,961

Less: Allowances (Exhibit J)	29,146	28,808

	2,261,705	1,992,869

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	517,428	527,403
Other (Note 5.a.) (Exhibit E)	258,053	164,615

	775,481	692,018

G. OTHER RECEIVABLES:
Other (Note 5.b.)	2,078,415	1,595,869
Other interest accrued and pending collection	607	744
Less: Allowances (Exhibit J)	368,841	291,237

	1,710,181	1,305,376

H. PREMISES AND EQUIPMENT (Exhibit F):	1,031,104	924,237

I. OTHER ASSETS (Exhibit F):	1,366,468	1,144,815

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	211,338	144,357

	211,338	144,357

K. SUSPENSE ITEMS:	6,189	8,542

TOTAL ASSETS:	90,849,275	73,284,360

(Contd.)

BALANCE SHEETS AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

LIABILITIES:	09-30-2015	12-31-2014

L. DEPOSITS (Exhibits H and I):
Government sector	1,174,111	1,017,837
Financial sector	137,352	77,482
Non financial private sector and residents abroad	61,856,517	50,340,332

Checking accounts	16,615,351	14,622,588
Savings deposits	17,313,340	15,005,261
Time deposits	26,058,866	19,279,641
Investments accounts	88,774	483
Other	1,352,843	1,129,571
Interest and listed-price differences accrued payable	427,343	302,788

	63,167,980	51,435,651

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	55,392	73,110

Other	55,392	73,110

Banks and International Institutions (Exhibit I)	685,576	406,031
Unsubordinated corporate bonds (Exhibit I)	1,516,102	1,662,789
Amounts payable for spot and forward purchases to be settled	1,108,247	312,751
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	3,233,502	1,457,098
Financing received from Argentine financial institutions (Exhibit I)	40,019	--,--

Other financing from local financial institutions	40,000	--,--
Interest accrued payable	19	--,--
Non-deliverable forward transactions balances to be settled	13	54
Other (Note 5.c.) (Exhibit I)	4,170,143	4,091,393
Interest and listed-price differences accrued payable (Exhibit I)	66,267	66,653

	10,875,261	8,069,879

N. OTHER LIABILITIES:

Dividends payable	400,000	--,--
Other (Note 5.d.)	2,885,989	2,645,736

	3,285,989	2,645,736

O. ALLOWANCES (Exhibit J):	947,891	771,073

P. SUSPENSE ITEMS:	44,052	30,145

TOTAL LIABILITIES:	78,321,173	62,952,484

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	12,528,102	10,331,876

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	90,849,275	73,284,360

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09-30-2015	12-31-2014
DEBIT ACCOUNTS

Contingent
– Guaranties received	15,483,969	11,585,575
– Contra contingent debit accounts	1,870,136	1,750,341

	17,354,105	13,335,916

Control
– Receivables classified as irrecoverable	603,748	517,974
– Other (Note 5.e.)	105,417,303	120,090,317
– Contra control debit accounts	2,035,345	1,217,512

	108,056,396	121,825,803

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	5,657,272	2,984,388
– Interest rate swap	672,591	1,097,965
– Contra derivatives debit accounts	5,126,400	2,915,793

	11,456,263	6,998,146

For trustee activities
– Funds in trust	--,--	6,605

	--,--	6,605

TOTAL	136,866,764	142,166,470

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	580,555	640,198
– Guaranties provided to the BCRA	199,013	223,973
– Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	318,790	384,982
– Other guaranties given non covered by debtor classification regulations	218,682	210,453
– Other covered by debtor classification regulations (Exhibits B, C and D)	553,096	290,735
– Contra contingent credit accounts	15,483,969	11,585,575

	17,354,105	13,335,916

Control
– Items to be credited	1,295,799	965,725
– Other	739,546	251,787
– Contra control credit accounts	106,021,051	120,608,291

	108,056,396	121,825,803

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	5,126,400	2,915,793
– Contra derivatives credit accounts	6,329,863	4,082,353

	11,456,263	6,998,146

For trustee activities
– Contra credit accounts for trustee activities	--,--	6,605

	--,--	6,605

TOTAL	136,866,764	142,166,470

The accompanying notes 1 through 21 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2015 AND 2014

(Translation of financial statements originally issued in Spanish – See note 21)

- Stated in thousands of pesos -

	09-30-2015	09-30-2014
A. FINANCIAL INCOME

Interest on loans to the financial sector	398,889	480,939
Interest on overdraft	1,594,971	1,541,460
Interest on discounted instruments	976,247	900,901
Interest on real estate mortgage	225,738	170,660
Interest on collateral loans	324,219	223,473
Interest on credit card loans	2,006,123	1,369,713
Interest on other loans	2,351,574	2,001,550
Interest on other receivables from financial transactions	216	3,795
Interest on financial leases	278,931	228,470
Income from secured loans - Decree 1387/01	11,591	12,727
Net income from government and private securities	2,402,143	1,153,756
Indexation by benchmark stabilization coefficient (CER)	147,642	252,211
Gold and foreign currency exchange difference	347,300	755,865
Other	267,038	541,955

	11,332,622	9,637,475

B. FINANCIAL EXPENSE

Interest on savings deposits	15,679	14,104
Interest on time deposits	3,580,363	3,172,480
Interest on interfinancial financing (call borrowed)	17,481	6,408
Interest on other financing from financial institutions	2	5
Interest on other liabilities from financial transactions	321,782	231,899
Other interest	4,728	6,296
Indexation by CER	46	142
Contribution to the deposit guarantee fund	284,637	58,824
Other	645,888	582,141

	4,870,606	4,072,299

GROSS INTERMEDIATION MARGIN – GAIN	6,462,016	5,565,176

C. ALLOWANCES FOR LOAN LOSSES	432,036	413,511

D. SERVICE CHARGE INCOME

Related to lending transactions	1,599,046	1,146,126
Related to liability transactions	1,431,991	1,087,394
Other commissions	140,100	111,388
Other (Note 5.f.)	815,128	666,711

	3,986,265	3,011,619

E. SERVICE CHARGE EXPENSE

Commissions	1,193,846	571,384
Other (Note 5.g.)	398,969	304,980

	1,592,815	876,364

(Contd.)

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

	09-30-2015	09-30-2014

F. ADMINISTRATIVE EXPENSES

Payroll expenses	2,656,151	2,381,270
Fees to Bank Directors and Supervisory Committee	4,568	3,723
Other professional fees	59,609	39,433
Advertising and publicity	168,198	162,956
Taxes	476,441	346,683
Fixed assets depreciation	149,062	97,517
Organizational expenses amortization	47,850	42,881
Other operating expenses	667,069	562,036
Other	430,859	442,285

	4,659,807	4,078,784

NET GAIN FROM FINANCIAL TRANSACTIONS	3,763,623	3,208,136

G. OTHER INCOME

Income from long-term investments	307,864	282,432
Punitive interests	22,402	18,554
Loans recovered and reversals of allowances	102,441	98,159
Other (Note 5.h.)	187,387	157,031

	620,094	556,176

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	19	15
Charge for uncollectibility of other receivables and other allowances	299,925	157,909
Amortization of difference arising from judicial resolutions	5,718	11,139
Depreciation and losses from miscellaneous assets	274	249
Other (Note 5.i)	120,555	59,861

	426,491	229,173

NET GAIN BEFORE INCOME TAX	3,957,226	3,535,139

I. INCOME TAX (Note 4.1)	1,361,000	1,145,000

NET INCOME FOR THE PERIOD	2,596,226	2,390,139

The accompanying notes 1 through 21 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

(Translation of financial statements originally issued in Spanish – See note 21)

- Stated in thousands of pesos -

2015									2014

			Non capitalized contributions		Retained earnings
Movements		Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Other	Unappropriated earnings	Total	Total

1.	Balance at beginning of fiscal year	536,878	182,511	312,979	1,900,721	4,194,291	3,204,496	10,331,876	7,156,180

2.	Stockholders´ Meeting held on April 7, 2015
- Dividends paid in cash		--,--	--,--	--,--	--,--	--,--	(400,000)	(400,000)	(28,800)
- Legal reserve		--,--	--,--	--,--	640,899	--,--	(640,899)	--,--	--,--
- Voluntary reserve for future distributions of income		--,--	--,--	--,--	--,--	2,163,597	(2,163,597)	--,--	--,--

3.	Net income for the period	--,--	--,--	--,--	--,--	--,--	2,596,226	2,596,226	2,390,139

4.	Balance at the end of the fiscal year	536,878	182,511	312,979	2,541,620	6,357,888	2,596,226	12,528,102	9,517,519

(1)	Adjustments to stockholders’ equity refer to Adjustment to Capital Stock.

The accompanying notes 1 through 21 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09-30-2015		09-30-2014
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	13,051,491	(1)	13,604,191	(1)
Cash and cash equivalents at the end of the period	14,223,135	(1)	13,300,398	(1)

Net increase / (decrease) in cash and cash equivalents	1,171,644		(303,793)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net payments from:
- Government and private securities	(1,589,625)		(4,617,128)
- Loans	207,597		3,354,941

to financial sector	(137,893)		289,378
to non-financial public sector	(66)		(414)
to non-financial private sector and residents abroad	345,556		3,065,977
- Other receivables from financial transactions	(353,382)		15,461
- Receivables from financial leases	(268,836)		(211,781)
- Deposits	7,182,990		2,067,495

to financial sector	59,870		(13,737)
to non-financial public sector	157,482		1,060,741
to non-financial private sector and residents abroad	6,965,638		1,020,491
- Other liabilities from financial transactions	77,940		1,046,984

Financing from financial or interfinancial sector (call borrowed)	40,000		--,--
Others (except liabilities included in Financing Activities)	37,940		1,046,984
Collections related to service charge income	3,990,220		3,012,943
Payments related to service charge expense	(1,591,814)		(873,191)
Administrative expenses paid	(4,437,605)		(3,896,898)
Organizational and development expenses paid	(50,361)		(28,129)
Net collections from punitive interest	22,383		18,539
Differences from judicial resolutions paid	(5,718)		(11,139)
Collections of dividends from other companies	49,840		54,716
Other collections related to other income and expenses	168,855		187,723

Net cash flows provided by operating activities	3,402,484		120,356

Investment activities

Net payments from premises and equipment	(164,281)		(147,199)
Net collections from other assets	(369,562)		(463,331)
Other payments from investment activities	(320,429)		(147,696)

Net cash flows used in investment activities	(854,272)		(758,226)

Financing activities

Net (payments) / collections from:
- Unsubordinated corporate bonds	(146,687)		803,646
- Argentine Central Bank	(17,570)		(15,336)

Other	(17,570)		(15,336)
- Banks and international agencies	279,545		386,637
Dividends payable	--,--		(28,800)
Other payments related to financing activities	(1,491,856)		(812,250)

Net cash flows (used in) / provided by financing activities	(1,376,568)		333,897

Net increase / (decrease) in cash and cash equivalents	1,171,644		(303,793)

(1)	See note 16 “Statements of cash and cash equivalents flow”.

The accompanying notes 1 through 21 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2014, AND THE STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish - See note 21)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1 Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its headquarter in Buenos Aires, Argentina, and operates a 251-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A.’s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.95% of the corporate stock as of September 30, 2015.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2 Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce (RPC)	Form of placement	Amount	Total

Capital Stock as of December 31, 2010:				536,361

03-30-2011	09-14-2011	(1)	517	536,878
03-26-2012	03-27-2014	(2)	50,410
03-26-2012	03-27-2014	(2)	(50,410)	536,878	(3)

(1)	Due to the merger of Consolidar Comercializadora S.A. into BBVA Francés.

(2)	Due to the merger of Inversora Otar S.A. into BBVA Francés.

(3)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3 Registration with CNV as Settlement and Clearing Agent - Comprehensive

The Capital Markets Law Nr. 26,831, enacted on December 28, 2012 and then regulated by CNV’s General Resolution Nr. 622/13 on September 5, 2013 sets forth, in its Section 47 that agents are under a duty to register with the CNV for interacting with the market in any of the modalities established in CNV’s General Resolution Nr. 622/13. On September 9 and 19, 2014, the Bank was finally registered as Mutual Funds’ Custodian Agent, and Settlement and Clearing Agent – Comprehensive, respectively, under numbers 4 and 42.

1.4 Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law Nr. 19,550. As a result, in compliance with Law Nr. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1 Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

By Communication “A” 3921 of the BCRA and General Resolution Nr. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003.

Argentina’s professional accounting standards require applying Technical Pronouncement Nr. 6 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) (as amended by Technical Resolution Nr. 19) which sets forth that financial statements are to be restated in constant currency when the country’s economic environment exhibits certain characteristics. A prerequisite for the application of this pronouncement is that inflation as accumulated throughout a 3-year period, measured by the so-called Domestic Wholesale Price Index (IPIM) published by Argentina’s Official Statistics Bureau –the National Statistics and Censuses Institute- attains or exceeds 100%. Inflation accumulated in the period September 30, 2012 to September 30, 2015, measured by the above-mentioned index is 66%. Therefore, the prerequisite for restatement into constant currency of the information contained in the financial statements is not satisfied. The above notwithstanding, it should be noted that if this prerequisite were satisfied, the restatement will be mandatory.

2.2 Comparative information

In accordance with BCRA Communication “A” 4667, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2014, while the Statements of Income, Changes in Stockholders’ Equity and Cash and cash equivalents flow show comparative information as of September 30, 2014.

2.3 Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of September 30, 2015 and the end of the previous fiscal year, such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

•

Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of September 30, 2015 and the end of the previous fiscal year. Differences in listed prices were credited/charged to income for the period or fiscal year.

•

Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of September 30, 2015 and the end of the previous fiscal year, these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of September 30, 2015 and the end of the previous fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree Nr. 1387/2001:

As of September 30, 2015 and the end of the previous fiscal year, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180. In addition, the amount required to take their book values to their fair realizable values is recorded in a balancing account.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities which were recognized on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of September 30, 2015 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

-

Federal government secured loans have been adjusted under Resolution Nr. 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

-

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution Nr. 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

-	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of September 30, 2015 and the end of the previous fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

-	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

-

Securities: with Holdings of government and private securities and Instruments issued by BCRA at fair value and at amortized cost: as of September 30, 2015 and the end of the previous fiscal year, they were valued according to the method described in 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of September 30, 2015 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of September 30, 2015 and the end of the previous fiscal year.

j)	Receivables from financial leases:

As of September 30, 2015 and the end of the previous fiscal year, they were valued at the present value of the sum of the periodical instalments and the unguaranteed residual value, calculated as per the conditions agreed upon in the respective leases, applying the implicit interest rate thereto.

k)	Investments in other companies:

-	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•

BBVA Francés Valores S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A., BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and Rombo Cía. Financiera S.A.: were valued by applying the equity method at the end of the period or fiscal year.

Although the Bank has a 40% interest ownership in the capital stock and votes of Rombo Cía. Financiera S.A., operational and financial decisions at Rombo Cía. Financiera S.A. are taken together with this company’s majority shareholder on a joint control basis.

-	Investments in non controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Prisma Medios de Pago S.A. (formerly Visa Argentina S.A.) and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Bladex S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

-	Other non controlled affiliates were valued based on the following methods:

•	BBVA Consolidar Seguros S.A.: was valued by applying the equity method at the end of the period or fiscal year.

•	S.W.I.F.T. S.C.R.L.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F), without exceeding their recoverable value.

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law Nr. 25,561, Decree Nr. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly instalments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of September 30, 2015 and the end of the previous fiscal, these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,440,197 and 1,434,479, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

Pursuant to the decisions handed down by Argentina’s Supreme Court of Justice (“Massa, Juan Agustín v. Argentine Executive Branch – Executive Order 1570/ et al over action for the protection of constitutional rights (amparo) Law Nr. 16,986” and “Kujarchuk v. Argentine Executive Branch”), a calculation method was established for the payment of bank deposits that was different from the one that had been instituted by the Argentine Executive Branch.

As of September 30, 2015 and the end of the previous fiscal year, the Bank has estimated this contingency and it has recorded allowances for the total amount.

The Bank expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the above-mentioned actions and according to the law in relation to the “pesification” of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

2.

Forward transactions receivable/payable in pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the period or fiscal year as applied to stated notional amounts.

•	Repo and Reverse Repo transactions

As of September 30, 2015 and the end of the previous fiscal year, the repos whose underlying assets are not subject to the volatilities published by BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for the period or fiscal year.

o)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

p)	Other liabilities:

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of September 30, 2015 and the end of the previous fiscal year.

q)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at cost. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

s)	Statement of Income Accounts:

-

As of September 30, 2015 and 2014, accounts accruing monetary transactions [(financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.)] were computed on the basis of their monthly accrual at historical rates.

-	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

-	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

t)	Earning per share:

As of September 30, 2015 and 2014, the Bank calculated the earning per share on the basis of 536,877,850 ordinary shares of $1 par value each. The net income for each period on those dates is as follows:

	09-30-2015	09-30-2014

Net income for the period	2,596,226	2,390,139
Earning per share for the period – (stated in pesos)	4.84	4.45

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the reported amounts of income/loss during the periods. Actual income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria established by the Argentine professional accounting standards.

The main differences between the regulations of the BCRA and the Argentine professional accounting standards are detailed below:

a)	Tax effects

As already indicated hereinbelow, in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 298,500 and 239,500 as of September 30, 2015 and the end of the previous fiscal year, respectively, should be reversed.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 12, as of September 30, 2015 and the end of the previous fiscal year, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the Argentine professional accounting standards, the stockholders’ equity would have increased in 3,833 and 7,351, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the periods ended September 30, 2015 and 2014 would have been 3,518 (loss) and 47,677 (income), respectively.

4.	TAX MATTERS

4.1. Income tax

The Bank determined the charge for income tax by applying the statutory 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of September 30, 2015 and 2014, the Bank recorded 1,361,000 and 1,145,000, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for these fiscal years.

As of September 30, 2015 and the end of the previous fiscal year, the Bank has booked 601,934 and 758,681, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings and other withholdings applied to the Bank until such dates.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank set up an allowance for the net balance between the deferred tax assets and liabilities.

As of September 30, 2015 and the end of the previous fiscal year, the Bank recorded under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 298,500 and 239,500, respectively. Such amounts are made up as follows:

	09-30-2015	12-31-2014

Deferred tax assets	606,900	532,000
Deferred tax liabilities	(308,400)	(292,500)

Net deferred assets	298,500	239,500
Allowance	(298,500)	(239,500)

4.2. Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law Nr. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law Nr. 26,426 established a one-year extension in TOMPI until December 30, 2009. In turn, Law Nr. 26,545, published in the Official Gazette on December 2, 2009 extended TOMPI for an additional ten-year period. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will be reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As of September 30, 2015 and 2014, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

4.3. Other tax issues

a)

On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003. On November 14, 2007, the Bank filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution Nr. 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was filed with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favourable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Francés to the bonds received from the National Government in the terms of Decree Nr. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric conversion into pesos of assets and liabilities imposed by the Executive Order Nr. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires.

On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1 handed down a new precautionary measure ordering the Tax Bureau of the City of Buenos Aires to refrain from demanding that BBVA Francés should pay any debt originating in the tax treatment that should be afforded to the bonds received from the National Government as compensation for the asymmetric re-denomination into Pesos under Executive Order Nr. 905/02 and the foreign exchange gains/losses for purposes of Turnover Tax for the fiscal period 2002 in issue until a final judgment has been rendered on the proceedings whereby the action for a declaratory judgment is still pending.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

As regards the remaining balance of the amount claimed, the Bank adhered to a scheme of payment in instalments that was settled on October 4, 2010.

b)

On December 23, 2011, the Tax Bureau of the City of Buenos Aires (AGIP) passed its Resolution Nr. 3088-DGR-2011 and notified the Bank of the commencement of a sua sponte tax assessment thereunder alleging presumptive differences owed to the Tax Bureau in the payment of turnover tax for the fiscal years 2004 through 2010. On January 27, 2012, BBVA Francés filed its defense with the Tax Bureau.

Afterwards, on December 28, 2012, the Bank was notified of Resolution Nr. 3253-DRG-2012 whereby the Tax Bureau of the City of Buenos Aires proceeded with a sua sponte assessment based on facts concerning the taxable basis for purposes of turnover tax for the fiscal years 2004 through 2010.

On February 4, 2013, the Bank filed an appeal for reconsideration against Resolution Nr. 3253-DRG-2012 moving for the annulment of the tax adjustments contained in the sua sponte tax assessment and for an immediate order to archive the case file.

On February 3, 2015, the Bank was notified of the passage of Resolution Nr. 2014-3711-DGR, which conceded the appeal in part.

This Resolution was appealed by lodging a so-called “hierarchical appeal” with the head of the governmental agency in charge of raising public revenue.

On September 28, 2015, the Bank was notified that the hierarchical appeal had been repealed, thus putting an end to the administrative stage. Following such repeal, the Bank will bring the applicable court proceedings.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

c)

On December 20, 2013, the Bank was notified of the Administrative Proceeding Tax Assessment Decision Nr. 4705 handed down by the Tax Bureau of the Province of Buenos Aires, whereby this tax bureau made a sua sponte determination of taxable income associated to turnover tax for the fiscal periods 01/2008 to 12/2008.

Against this Decision, the Bank filed on January 14, 2014 an appeal for the tax bureau to reverse its own decision and requested that the tax adjustments inserted in the sua sponte tax assessment be rendered ineffectual and that in due time these proceedings be archived.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the Province of Buenos Aires and do not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	09-30-2015	12-31-2014

a) INVESTMENTS IN OTHER COMPANIES

In controlled companies -supplementary activities	169,020	108,366
In other non-controlled companies- unlisted	67,275	44,460
In non-controlled companies-supplementary activities	21,758	11,789

Total	258,053	164,615

b) OTHER RECEIVABLES

Miscellaneous receivables	642,298	386,476
Guarantee deposits	549,803	377,029
Prepayments	379,429	279,376
Tax prepayments (1)	327,810	277,218
Loans to personnel	170,334	181,620
Advances to personnel	7,527	93,065
Other	1,214	1,085

Total	2,078,415	1,595,869

(1)	As of September 30, 2015 and the end of the previous fiscal year, it includes the deferred tax asset for 298,500 and 239,500, respectively (see note 4.1.)

	09-30-2015	12-31-2014

c) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Accounts payable for consumption	2,483,940	2,482,573
Other withholdings and collections at source	815,462	687,723
Collections and other operations for the account of third parties	389,440	419,185
Money orders payable	237,978	338,117
Social security payment orders pending settlement	108,966	18,816
Pending Banelco debit transactions	56,406	73,651
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	47,092	32,488
Funds raised from third parties	13,486	18,941
Accrued commissions payable	8,337	7,336
Loans received from Interamerican Development Bank (IDB)	7,488	6,485
Other	1,548	6,078

Total	4,170,143	4,091,393

d) OTHER LIABILITIES

Accrued taxes	897,689	991,889
Miscellaneous payables	806,127	678,461
Amounts collected in advance	617,995	434,830
Accrued salaries and payroll taxes	561,843	536,553
Other	2,335	4,003

Total	2,885,989	2,645,736

e) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	75,919,863	53,384,165
Securities representative of investments in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	21,682,124	61,071,633
Checks not yet credited	5,294,009	3,694,973
Checks drawn on the Bank pending clearing	812,042	564,348
Collections items	706,142	573,483
Cash in custody on behalf of the BCRA	632,970	287,347
Other	370,153	514,368

Total	105,417,303	120,090,317

	09-30-2015	09-30-2014

f) SERVICE CHARGE INCOME

Commissions for hiring of insurances	437,484	375,479
Rental of safe-deposit boxes	136,798	107,209
Commissions on debit and credit cards	68,133	36,709
Commissions for loans and guaranties	33,124	28,654
Commissions for transportations of values	31,213	20,066
Commissions for capital market transactions	17,653	9,086
Commissions for escrow	15,881	15,077
Commissions for salary payment	7,597	6,914
Commissions for trust management	1,300	1,459
Other	65,945	66,058

Total	815,128	666,711

g) SERVICE CHARGE EXPENSE

Turn-over tax	272,337	210,148
Insurance paid on lease transactions	107,785	83,158
Other	18,847	11,674

Total	398,969	304,980

h) OTHER INCOME

Deferred income tax (1)	59,000	14,300
Related parties expenses recovery	45,126	39,265
Income from the Credit Card Guarantee Fund	44,149	44,481
Interest on loans to personnel	21,750	23,246
Other	17,362	35,739

Total	187,387	157,031

(1) Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.
i) OTHER EXPENSE

Charges for administrative, disciplinary and criminal penalties (2)	48,817	--,--
Donations	15,287	11,039
Private health insurance for former employees	10,906	7,279
Insurance losses	10,894	7,681
Turn-over tax	7,191	7,774
Other	27,460	26,088

Total	120,555	59,861

(2) See note 6.1.

6.	PENALTIES IMPOSED ON THE BANK AND ADMINISTRATIVE PROCEEDINGS INSTITUTED BY THE BCRA.

In compliance with the requirement imposed by the Argentine Central Bank’s Communication “A” 5689, issued on January 8, 2015, the following is a detail of the administrative and/or disciplinary penalties as well as the sentences imposed by criminal trial courts, enforced or brought by the Argentine Central Bank, the Financial Information Unit (UIF) and the Argentine Securities Commission (CNV) of which the Bank has been notified:

6.1.	Penalties enforced against the Bank

•

On April 21 and 29, 2010, by virtue of Resolutions Nr. 43/10 and 44/10 the Bank was notified of the commencement of two enforcement action proceedings instituted by the Financial Information Unit (UIF) against BBVA Francés arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007.

It has been the UIF’s understanding that the profile of the customers, as defined, and the supporting documentation submitted by the Bank do not coincide with the possibility of receiving such wire transfers.

In due time, the Bank filed its defenses, offered evidence and petitioned for an acquittal. In addition, the Bank called for the enforcement in this case of the same guarantees available in court proceedings, argued that the statute of limitations applicable to punishable offenses had run out and further claimed that Law Nr. 25,246 is unconstitutional when it comes to the scale of penalties imposed.

On October, 13 and September, 14 2010, the Bank was served with the Resolutions Nr. 181/10 and 169/10 adopted by the UIF whereby BBVA Francés was ordered to pay a fine for an amount equivalent to one time the transactions objected for the amounts of 39,393 and 9,174, respectively.

On the basis of its legal advisors’ opinion, on October 28 and November 25, 2010, the Bank lodged with the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters a direct appeal against the UIF’s Resolutions in connection with the wire transfers for 9,174 and 39,393, respectively, in accordance with the provisions under Section 25 of Law Nr. 25,246.

On July 16, 2015, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel IV repealed UIF’s Resolution No. 181/10, and thus the fine previously imposed was rendered ineffective. On September 22, 2015, the court decided to reject the extraordinary appeals filed by the UIF against such decision. The UIF lodged an appeal with the Supreme Court of Justice claiming that its prior appeals had been unfairly rejected. Such decision has not yet become irrevocable.

The Bank and its legal advisors have concluded that the analysis of the transactions involved has been made in compliance with applicable legal regulations and that no Suspicious Transaction Report (“ROS”, for its Spanish acronym) has proven necessary. For such reason, the Bank does not expect any adverse financial impacts in this respect. The above notwithstanding, as from January 2015 and to comply with the provisions under Communication “A” 5689 of the Argentine Central Bank, the Bank has raised a provision for 48,567.

It must be mentioned that the Regulatory Compliance Officer designated as of that date was also sanctioned in both cases.

•

“BBVA Banco Francés S.A. – FCI Acciones Globales over complaint File 1196/2008”. Summary proceedings instituted by the Argentine Securities Commission (CNV) notified on January 6, 2009. The subject matter of the complaint is alleged breach of the CNV Rules and Law 24,083. The cause of action underlying the complaint is the presumed non-compliance with the conditions for the subscription of a mutual fund (FCI Acciones Globales) as there was a failure to have them embodied and published in the fund’s Management Rules. The complaint points out that the subscription could only be conducted in USD “currency” rather than in USD “notes”. This notwithstanding, the Rules set forth that subscription is in US Dollars and does not distinguish between currency or note USDs, therefore, there was no need for amending the Rules. Pursuant to Resolution Nr. 16,821 notified on May 31, 2012, a decision was made to impose on the Bank a 250 fine. The seven regular members of the Board of Directors as of the date of these events were also sanctioned. An appeal has been lodged against the Resolution that imposes the fine with the Appellate Court in Commercial Matters in and for the City of Buenos Aires. Pursuant to Law Nr. 26,831, a jurisdictional issue has emerged between the Appellate Court in Commercial Matters and the Argentine Administrative and Contentious Appellate Court. The file has been sent to the Supreme Court of Justice which in December 2014 decided that the Appellate Court with jurisdiction in commercial matters is the court that must hear in the case.

The Bank and its legal advisors estimate that the applicable rules and regulations have been reasonably interpreted and that no adverse financial impact is expected in this respect. This notwithstanding, as from January 2015 and to comply with the provisions under Communication “A” 5689 of the Argentine Central Bank, the Bank has raised a provision for 250.

6.2.	Administrative Proceedings commenced by the BCRA

•

“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on February 22, 2008 and identified under Nr. 3511, File 100.194/05, on grounds of a breach of the Criminal Foreign Exchange Regime of foreign currency by reason of purchases and sales of US Dollars through BCRA in excess of the authorized amounts. These total 44 transactions involving the branches 099, 342, 999 and 320. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the trial court acquitted all the accused from all charges. The State Attorney’s Office filed an appeal and the Panel A of the Appellate Court with jurisdiction over criminal and economic matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The State Attorney’s Office lodged an extraordinary appeal which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

•

“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank, notified on October 9, 2009 and identified under Nr. 4157, File 100.778/05 objecting certain transactions channeled through the so-called “MULC” (initials standing for Single and Free-Floating Foreign Exchange Market) with individuals and legal entities that were not allowed to operate in the MULC. The period observed is January through April 2004. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) two Foreign Trade area employees. The case is in the sentencing stage.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank, notified on November 30, 2009 and identified under Nr. 4181, File N° 100.309/06 which alleges a departure from currently applicable foreign exchange regulations in connection with foreign trade transactions conducted by SULFACID S.A.C.I.F.y C., on charges of failure to comply with currently applicable rules and regulations when the company paid 4 pre-financing installments directly abroad without passing through the channels in the Argentine Republic. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) three Foreign Trade area employees. This is being heard by the Court with Jurisdiction over Financial Crimes Nr. 3, Clerk of Court’s Office Nr. 6 and it is presently in the sentencing stage.

•

“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under Nr. 4517, File N° 40.536/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 097- Comodoro Rivadavia -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Banking Manager, (ii) the Territory Manager, (iii) the Zone Manager, (iv) the Branch Manager, (v) the Back Office Management Head and (vi) one cashier. On September 30, 2015, the Federal Court of Comodoro Rivadavia rendered judgment and ordered that no further action be taken in the case.

•

“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under Nr. 4539, File N° 18.398/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) a Commercial Aide to the Zone Manager, (v) five Branch Managers, (vi) four Back-Office Branch Managers, (vii) five Main Cashiers and (viii) one cashier. The procedural stage in which evidence is produced has commenced.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under Nr. 4524, File N° 3.406/06 where charges focus on simulated foreign exchange transactions, conducted in the name of a deceased, perpetrated by personnel from the Branch 240 - Mendoza -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) the Branch Manager, (v) the Back Office Branch Manager and (vi) the Main Cashier. The period for proffering and producing evidence came to a close and the matter is being heard by the Federal Court of Mendoza.

•

“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on July 12, 2011 and identified under Nr. 4693, File N° 101.415/10 on grounds of a breach of the Criminal Foreign Exchange Regime –foreign currency- by reason of “Investments made by Non-Residents Applied to the Purchase of Real Estate” in breach of the provisions under Communication “A” 4359. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. This is being heard by the Court with Jurisdiction over Financial Crimes Nr. 7, Clerk of Court’s Office Nr. 13 and it is presently in the sentencing stage.

•

“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on July 6, 2012 and identified under Nr. 5019, File 100.865/06, on grounds of a breach of the Criminal Foreign Exchange Regime due to sales of bank notes in the possession of residents and repatriation of investments by residents associated to the customer Líneas de Transmisión del Litoral S.A., violating the provisions under the Argentine Central Bank’s Communications “A” 4359 and 4377. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. This is being heard by the Court with Jurisdiction over Financial Crimes Nr. 6, Clerk of Court’s Office Nr. 11.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense brought against BBVA Francés notified on August 29, 2012 and identified under Nr. 5079, File 101.575/07, on grounds of a breach of the Criminal Foreign Exchange Regime by reason of having settled new transactions as pre-financing for exports for the benefit of Esso Petrolera Argentina S.R.L., without previously regularizing the pending overdue shipments according to the type of export which breaches Paragraph 8 of Communication “A” 4443 of the Argentine Central Bank. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. This is being heard by the Court with Jurisdiction over Financial Crimes Nr. 6, Clerk of Court’s Office Nr. 11.

•

“BBVA Banco Francés SA Over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on July 26, 2013 and identified under Nr. 5406, File N° 100.443/12 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 087 - Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The period for proffering and producing evidence came to a close and the Argentine Central Bank must send it to Salta’s Federal Court.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on September 20, 2013 and identified under Nr. 5472, File N° 100.969/09 where the charges consist in allegedly having channeled foreign exchange transactions with “Compañía de Seguros La Mercantil Andina S.A.” in September 2007, that allegedly exceed the monthly limit imposed by Communication “A” 4128, without the Argentine Central Bank’s previous consent. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. It awaits a resolution from the Argentine Central Bank.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on February 21, 2014 and identified under Nr. 5706, File N° 100.134/11. The charges consist in having presumably operated with foreign exchange on January 18, 2010 despite failing to make available to the Argentine Central Bank the excess in its General Foreign Exchange Position incurred on January 15, 2010, allegedly breaching Communications “A” 4646, “A” 4814 and “C” 37587. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Director of Global Markets, (ii) the Head of the Market Management Area and (iii) the Head of the Trading Area. Evidence is being proffered and produced before the Argentine Central Bank.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on April 11, 2014 and identified under Nr. 5719, File N° 100.078/14. The charges consist in allegedly failing to comply with the duty to report two transactions conducted by H.C.I. S.A., which would entail failure to comply with Decree 616/05 and the Argentine Central Bank’s Communications “A” 4359, “A” 4377 and “A” 4762 which mandate a mandatory deposit of 30% of all foreign currency inflows from abroad for application to the acquisition of fixed assets. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) a Foreign Trade Area officer. This is being heard by the Court with Jurisdiction over Financial Crimes Nr. 3, Clerk of Court’s Office Nr. 5 and it presently awaits the court’s first ruling.

•

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on March 3, 2015 and identified under Nr. 6082, File Nr. 100.091/12. The charge consists in having presumably conducted transactions that exceeded the US$ 2,000,000 limit in the course of the calendar month on behalf of the firm LUFKIN ARGENTINA S.A., plus the allegation of an excess of USD three hundred thousand. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Foreign Trade Manager and (ii) three Foreign Trade Area officers. On April 24, 2015, a defense was raised and evidence was offered.

The Bank and its legal advisors estimate that the applicable rules and regulations have been reasonably interpreted and that no adverse financial impacts are expected in these respects.

7.	RESTRICTIONS ON ASSETS

As of September 30, 2015 and the end of the previous fiscal year, there are Bank’s assets, which are restricted as follows:

a)

The Government and Private Securities account includes 199,000 in bonds issued by the Argentine Government in pesos maturing in 2016 as of September 30, 2015 and 223,960 in peso-denominated Discount Bonds due 2033 as of December 31, 2014, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic.

b)

The Bank appropriated 15,958 and 15,358, respectively, in Guaranteed Bonds maturing in 2020, to secure loans arranged under the Credit Global Program to micro, small and medium businesses given by the Interamerican Development Bank (IDB).

c)	The Bank appropriated 202,662 and 195,033, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)

The Bank has also appropriated accounts, deposits and trusts for 1,261,786 and 762,650, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and lawsuits.

8.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW Nr. 19,550)

The balances as of September 30, 2015 and the end of the previous fiscal year, for transactions performed with subsidiaries and parent companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2015	2014	2015	2014	2015	2014
BBVA	29,692	94,403	299,042	87,622	71,753	43,591
BBV América S.L.	--,--	--,--	119,253	--,--	11,424,262	8,406,791
BBVA Francés Valores S.A	12	58	149	805	13,131	13,403
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	1	1	1,537	421	4,048	6,975
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	878	780	12,803	12,970	79,520	44,352
BBVA Consolidar Seguros S.A.	18,690	24,074	13,872	23,560	29,327	18,311
PSA Finance Argentina Cía. Financiera S.A.	653,906	1,098,745	4,564	5,371	23,338	150,172
Rombo Cía. Financiera S.A.	1,045,309	685,446	18,192	9,653	312,952	334,653

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees Nr. 540/95, Nr. 1,292/96 and 1,127/98 and BCRA’s Communication “A” 5659.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree Nr. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank holds a 9.2771% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a three hundred and fifty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the above-mentioned amount, whatever the number of accounts and/or deposits.

10.	TRUST ACTIVITIES

On January 5, 2001, the BCRA’s Board of Directors issued Resolution Nr. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution above-mentioned. As of September 30, 2015 and the end of the previous fiscal year, the assets of Diagonal Trust amount to 2,427 and 2,428, respectively, considering its recoverable value.

Besides, the Bank in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates for 4,177 as of September 30, 2015 and the end of the previous fiscal year.

Besides, the Bank acts as trustee in 13 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be settled with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 143,131 and 155,354 as of September 30, 2015 and the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary Corporate Bonds (non-convertible into shares) with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured Subordinated Corporate Bonds, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was possible to issue and re-issue any number of series and/or classes of Corporate Bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution Nr. 14,967 dated November 29, 2004.

The Global Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions Nr. 16,010 and Nr. 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$ 300,000,000 to US$ 500,000,000 and from US$ 500,000,000 to US$ 750,000,000 by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

The following is a detail of the Corporate Bonds outstanding as of September 30, 2015 and the end of the previous fiscal year:

Detail	Date of issuance	Nominal Value (in thousands of pesos)	Due date	Rate	Interest payments

Class 4	07/31/2013	250,000	01/31/2015	Private Badlar + nominal 3.69% per annum	Quarterly

Class 6	11/08/2013	121,357	05/08/2015	Private Badlar + nominal 3.25% per annum	Quarterly

Class 7	11/08/2013	250,000	11/08/2016	Private Badlar + nominal 4.24% per annum	Quarterly

Class 8	02/11/2014	258,880	08/11/2015	Private Badlar + nominal 3.80% per annum	Quarterly

Class 9	02/11/2014	145,116	02/11/2017	Private Badlar + nominal 4.70% per annum	Quarterly

Class 10	07/18/2014	233,750	01/18/2016	Private Badlar + nominal 2.50% per annum	Quarterly

Class 11	07/18/2014	165,900	07/18/2017	Private Badlar + nominal 3.75% per annum	Quarterly

Class 12	11/13/2014	130,286	05/13/2016	Private Badlar + nominal 2.53% per annum	Quarterly

Class 13	11/13/2014	107,500	11/13/2017	Private Badlar + nominal 3.75% per annum	Quarterly

Class 14	02/13/2015	134,300	11/13/2015	25.75% Fix rate	Quarterly

Class 15	02/13/2015	144,875	11/13/2016	Private Badlar + nominal 4% per annum	Quarterly

Class 16	07/30/2015	204,375	07/30/2017	Private Badlar + nominal 3.75% per annum	Quarterly

The issued Corporate Bonds were fully subscribed and paid in and they will be fully amortized at maturity.

As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of Classes 4, 6, 7, 8, 9, 10, 11, 12 and 13 were applied to the reimbursement of time deposits, the proceeds from the issuance of Classes 14 and 15 were applied to the grant of working capital loans and those obtained from the issuance of Class 16 were applied to the reimbursement Corporate Bonds Class 8.

As of September 30, 2015 and the end of the previous fiscal year, the outstanding principal and accrued interest amounts to 1,576,421 (in connection with Class 7, 9, 10, 11, 12, 13, 14, 15 and 16 of the Corporate Bonds) and 1,725,644 (in connection with Class 4, 6, 7, 8, 9, 10, 11, 12 and 13 of the Corporate Bonds), respectively.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of September 30, 2015:

a)

Interest rate swaps for 627,719 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 13,000 (Badlar versus Taxed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount in accordance with changes in the Badlar, Encuesta rate, and receives a variable amount in accordance with changes in the Badlar, Encuesta rate.

These transactions have been valued in accordance with the criteria described in note 2.3.n.1.) recognizing the amount of 36,926 as income for the period.

The estimated fair value of said instruments amounts to 8,835 (Asset). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the period, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 640,719.

b)

Interest rate swap for 31,872 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the period the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 31,872.

c)

Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 5,657,272 and 5,126,400, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the criteria described in note 2.3.n.2.), recognizing the amount of 116,219 as income for the period.

d)

Forward sales of BCRA Bills under reverse repurchase agreements for 1,903,863, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) recognizing the amount of 51,206 as income for the period.

e)

The Bank does not carry any pending balances associated to repos in force at September 30, 2015. However, the transactions conducted at September 30, 2015 have yielded a 24,566 loss at the end of the period.

II.	Transactions as of December 31, 2014:

a)

Interest rate swaps for 1,061,420 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the criteria described in note 2.3.n.1.) recognizing the amount of 12,492 as income for the fiscal year.

The estimated fair value of said instruments amounts to 17,218 (Asset). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 1,061,420.

b)

Interest rate swap for 36,545 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 36,545.

c)

Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 2,984,388 and 2,915,793, which are recorded under “Memorandum Accounts - Debit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the criteria described in note 2.3.n.2.), recognizing the amount of 485,423 as income for the fiscal year.

d)

Forward sales of BCRA Bills under reverse repurchase agreements for 676,995 and of Government securities for 234,986, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) recognizing the amount of 43,423 as income for the fiscal year.

e)

The Bank does not carry any pending balances associated to repos in force at December 31, 2014. However, the transactions conducted at December 31, 2014 have yielded a 7,888 loss at the end of the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Minimum Stockholders’ Equity and Minimum of liquid assets:

According to CNV’s General Resolution Nr. 622/13, the minimum Stockholders’ Equity required to operate as “Settlement and Clearing Agent – Comprehensive” and “Mutual Funds’ Custodian Agent” would amount to 19,500 and the minimum of liquid assets required by those rules would be 8,000. This amount comprises Federal Government Bonds in Pesos Badlar + 200 bp maturing in 2016 and deposited with the account opened at Caja de Valores S.A. entitled “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés Minimum Counterbalancing Entry”. As of September 30, 2015 and the end of the previous fiscal year, the Bank’s Stockholders’ Equity exceeds the minimum amount imposed by CNV.

13.2	The Bank’s operations as Mutual Funds’ Custodian Agent

As of September 30, 2015 and the end of the previous fiscal year, in its capacity as Custodian Agent of “FBA Ahorro Pesos”, “FBA Renta Pesos”, “FBA Calificado”, “FBA Bonos Argentina”, “FBA Horizonte”, “FBA Acciones Latinoamericanas”, and “FBA Bonos Globales” managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, repos, shares, corporate bonds, government securities, indexes, deferred payment checks, securities issued by the BCRA, Cedears, ADRS, shares in mutual funds and financial trusts in safekeeping in the amount of 9,635,975 and 5,917,790, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts - Debit Accounts -Control - Other”.

The Investment Funds´ equities are as follows:

	EQUITIES AS OF
INVESTMENT FUND	09-30-2015	12-31-2014
FBA Ahorro Pesos	7,835,508	3,692,738
FBA Renta Pesos	2,474,733	2,515,529
FBA Calificado	231,445	223,763
FBA Bonos Argentina	228,858	23,179
FBA Horizonte	107,932	68,071
FBA Acciones Latinoamericanas	41,295	47,804
FBA Acciones Argentinas	894	793
FBA Bonos Globales	190	164

Total	10,920,855	6,572,041

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favourably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

Restriction on earnings distributions:

a)	On April 7, 2015, the Ordinary and Extraordinary Shareholders’ Meeting was held, approving the allocation of earnings as follows:

•	To Legal Reserve: 640,899
•	To Cash dividend: 400,000 (*)
•	To Voluntary reserve for future distributions of income: 2,163,597 (**)

(*) Subject to BCRA’s approval. See paragraph b) below.

(**)Depending on the amount eventually authorized by BCRA, 400,000 may be added to this amount.

b)

In accordance with the dispositions of point 2.1 of Communication “A” 5273 of “Distribution of Income” of the BCRA issued on January 27, 2012 and of Communication “A” 5689 issued on January 8, 2015, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the sum of the balances recorded in the account Unappropriated retained earnings and in the Voluntary reserve for future distributions of income. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied. At the date of issuance of these financial statements, the above-mentioned distribution of dividends is pending approval by the BCRA.

15.	ACCOUNTS IDENTIFYING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of September 30, 2015 and the end of the previous fiscal year:

	09-30-15	12-31-14

COMPUTABLE COMPLIANCE IN PESOS

Special Guarantee Accounts	511,241	277,841
BCRA Checking Account	6,501,909	4,323,948
Special social security accounts	94,622	5,673

TOTAL	7,107,772	4,607,462

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of pesos)

Special Guarantee Accounts	38,167	34,653
BCRA Checking Account	4,453,002	4,926,882

TOTAL	4,491,169	4,961,535

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of pesos)

BCRA Checking Account	53,517	68,137

TOTAL	53,517	68,137

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explain the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	09-30-15	12-31-14	09-30-14	12-31-13
a) Cash and due from banks	13,913,485	12,525,541	12,469,867	12,844,259
b) Government securities	--,--	--,--	521,731	88,812

c) Loans to financial sector, call granted maturity date less than three months as from the end of each period or fiscal year	309,650	525,950	308,800	671,120

CASH AND CASH EQUIVALENTS	14,223,135	13,051,491	13,300,398	13,604,191

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months as from the period or fiscal year date.

17.	THE BANK’S DOCUMENTATION AND RECORDS – CNV RESOLUTION Nr. 629/14

CNV issued its General Resolution Nr. 629 on August 14, 2014 to introduce changes in its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has sent the documentation that supports its operations for the periods still open to audit for safekeeping to Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5 of Florencio Varela, Province of Buenos Aires.

In addition, it is put on record that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Article 5, Sub-article a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (Technical Rules 2013 as modified).

18.	IFRS CONVERGENCE IMPLEMENTATION PLAN.

As of the date of issuance of these financial statements, the Bank was in the process of implementing the plan geared to convergence with the International Financial Reporting Standards (IFRS) as set forth in the Argentine Central Bank’s Communication “A” 5541 and supplementary rules in this respect, which will be effective as from the financial statements for the fiscal years beginning on January 1, 2018. On March 17, 2015, the Entity’s Board of Directors approved the above-mentioned Plan, which was filed with the Argentine Central Bank on March 30, 2015. Moreover, on September 29, 2015, the Bank’s Board of Directors learned about the report on the progress made during the six-month period, which was filed with the Argentine Central Bank on September 30, 2015.

19.	PURCHASE OF STOCK IN VOLKSWAGEN CREDIT COMPAÑÍA FINANCIERA S.A.

On May 20, 2015, the Bank executed a Stock Purchase Agreement with Grupo Volkswagen. Pursuant to this Stock Purchase Agreement, the Bank will acquire 51% of the capital stock of Volkswagen Credit Compañía Financiera S.A., equivalent to 23,970,000 non-endorsable, registered, ordinary shares with par value $ 1 and the right to one vote per share. The transaction will be consummated after the consent by the Argentine Central Bank is received.

For the acquisition of these shares, a maximum price has been established at 53,040 which must be paid by the Bank at the closing of the transaction.

20.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

21.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with the Argentine professional accounting standards. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with the Argentine professional accounting standards may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between Argentine professional accounting standards and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

		Holding
			Book balance	Book balance	Position
	ID	Market	as of	as of	without	Final
Description	Caja de Valores	value or present value	09-30-2015	12-31-2014	options	position

GOVERNMENT SECURITIES

Government securities at fair value

Local
In pesos
Secured Bonds maturing in 2020	2423		1,230,210		1,230,210	1,230,210
Peso-denominated Discount governed by Argentine Law maturing in 2033	45696		385,720		385,720	385,720
Federal Government Bonds in Pesos Badlar + 200 bp maturing in 2016	5460		310,005		310,005	310,005
Federal Government Bonds in Pesos Badlar + 200 bp maturing in 2017	5459		295,765		295,765	295,765
Argentine Treasury Bonds 18 months maturing 09-30-16	5313		100,051		100,051	100,051
Other			6,401		6,401	6,401

Subtotal in pesos			2,328,152	2,526,105	2,328,152	2,328,152

In foreign currency
Argentine Bond of Saving towards economic development	5456		199,504		199,504	199,504
Federal Government Bonds in US Dollars 0.75% maturing in 2017	5465		33,635		33,630	33,630
Federal Government Bonds in US Dollars 2.4% maturing in 2018	5462		22,440		22,440	22,440
Other			51		102	102

Subtotal in foreign currency			255,630	415,760	255,676	255,676

Subtotal Government securities at fair value			2,583,782	2,941,865	2,583,828	2,583,828

Government securities at amortized cost

Local
In pesos
Other			164		164	164

Subtotal in pesos			164	164	164	164

Subtotal Government securities at amortized cost			164	164	164	164

EXHIBIT A (Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

		Holding
			Book balance	Book balance	Position
	ID	Market	as of	as of	without	Final
Description	Caja de Valores	value or present value	09-30-2015	12-31-2014	options	position

Instruments issued by the BCRA

BCRA Bills
At fair value
Argentine Central Bank Internal Bills due 12-16-15	46632		1,051,350		1,051,350	1,051,350
Argentine Central Bank Internal Bills due 01-13-16	46637		1,029,878		1,029,878	1,029,878
Argentine Central Bank Internal Bills due 02-24-16	46644		724,396		724,396	724,396
Argentine Central Bank Internal Bills due 11-11-15	46627		468,182		468,182	468,182
Argentine Central Bank Internal Bills due 12-09-15	46631		434,524		434,524	434,524
Argentine Central Bank Internal Bills due 12-30-15	46635		432,403		432,403	432,403
Argentine Central Bank Internal Bills due 11-04-15	46625		415,713		415,713	415,713
Argentine Central Bank Internal Bills due 10-28-15	46624		325,724		325,724	325,724
Argentine Central Bank Internal Bills due 10-21-15	46623		250,735		250,735	250,735
Other			137,957		137,957	137,957

Subtotal at fair value			5,270,862	1,415,875	5,270,862	5,270,862

Repurchase transactions
Argentine Central Bank Internal Bills due 05-11-16	46656		1,903,863		--,--	--,--

Subtotal repurchase transactions			1,903,863	676,994	--,--	--,--

At amortized cost
Argentine Central Bank Internal Bills due 03-02-16	46645		933,293		933,293	933,293
Argentine Central Bank Internal Bills due 02-17-16	46643		620,900		620,900	620,900
Argentine Central Bank Internal Bills due 01-20-16	46638		612,264		612,264	612,264
Argentine Central Bank Internal Bills due 03-16-16	46648		533,175		533,175	533,175
Argentine Central Bank Internal Bills due 02-03-16	46640		414,683		414,683	414,683
Argentine Central Bank Internal Bills due 06-01-16	46659		315,577		315,577	315,577
Argentine Central Bank Internal Bills due 04-13-16	46652		305,064		305,064	305,064
Argentine Central Bank Internal Bills due 07-27-16	46639		254,121		254,121	254,121
Argentine Central Bank Internal Bills in US dollars due 11-04-15 Segment “V”	12076		205,852		205,852	205,852
Argentine Central Bank Internal Bills in US dollars due 10-28-15 Segment “V”	12074		186,957		186,957	186,957
Argentine Central Bank Internal Bills in US dollars due 11-11-15 Segment “V”	12078		178,186		178,186	178,186
Argentine Central Bank Internal Bills in US dollars due 10-07-15 Segment “V”	12066		162,392		162,392	162,392
Argentine Central Bank Internal Bills due 01-06-16	46636		145,134		145,134	145,134
Argentine Central Bank Internal Bills in US dollars due 12-09-15 Segment “N”	13053		98,087		98,087	98,087
Argentine Central Bank Internal Bills in US dollars due 10-14-15 Segment “V”	12068		95,021		95,021	95,021
Argentine Central Bank Internal Bills due 03-09-16	46646		89,487		89,487	89,487
Argentine Central Bank Internal Bills in US dollars due 12-09-15 Segment “V”	12085		79,478		79,478	79,478
Argentine Central Bank Internal Bills in US dollars due 11-04-15 Segment “N”	13042		63,208		63,208	63,208
Argentine Central Bank Internal Bills in US dollars due 10-21-15 Segment “V”	12071		51,714		51,714	51,714
Argentine Central Bank Internal Bills in US dollars due 10-07-15 Segment “N”	13030		50,639		50,639	50,639
Argentine Central Bank Internal Bills in US dollars due 12-23-15 Segment “N”	13057		43,684		43,684	43,684
Argentine Central Bank Internal Bills in US dollars due 12-23-15 Segment “V”	12088		42,948		42,948	42,948
Argentine Central Bank Internal Bills in US dollars due 05-26-16	46658		42,255		42,255	42,255
Argentine Central Bank Internal Bills in US dollars due 06-08-16	46660		41,869		41,869	41,869
Other			239,202		239,202	239,202

Subtotal at amortized cost			5,805,190	6,537,187	5,805,190	5,805,190

Subtotal instruments issued by the BCRA			12,979,915	8,630,056	11,076,052	11,076,052

TOTAL GOVERNMENT SECURITIES			15,563,861	11,572,085	13,660,044	13,660,044

EXHIBIT A (Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 09-30-2015	Book balance as of 12-31-2014	Position without options	Final position

INVESTMENTS IN LISTED PRIVATE SECURITIES

Other Equity instruments
Local
In pesos
Tenaris S.A.	40115		130		130	130
Other			3		--,--	--,--

Subtotal in pesos			133	141	130	130

From abroad
In foreign currency

Other			36		36	36

Subtotal in foreign currency			36	37	36	36

Subtotal Equity instruments			169	178	166	166

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			169	178	166	166

TOTAL GOVERNMENT AND PRIVATE SECURITIES			15,564,030	11,572,263	13,660,210	13,660,210

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09-30-2015	12-31-2014

COMMERCIAL PORTFOLIO

Normal performance	25,626,010	22,084,118

Preferred collaterals and counter guaranties “A”	1,256,236	1,215,074
Preferred collaterals and counter guaranties “B”	1,049,127	770,416
Without senior security or counter guaranties	23,320,647	20,098,628

With special follow-up	24,764	7,022

Under observation	17,379	7,022

Preferred collaterals and counter guaranties “B”	6,743	540
Without senior security or counter guaranties	10,636	6,482

Negotiations for recovery or re-financing agreements underway	7,385	--,--

Preferred collaterals and counter guaranties “B”	828	--,--
Without senior security or counter guaranties	6,557	--,--

Non-performing	--,--	5,048

Without senior security or counter guaranties	--,--	5,048

With high risk of uncollectibility	13,134	--,--

Preferred collaterals and counter guaranties “B”	592	--,--
Without senior security or counter guaranties	12,542	--,--

Uncollectible	5,501	27,508

Preferred collaterals and counter guaranties “B”	5,000	3,750
Without senior security or counter guaranties	501	23,758

Total	25,669,409	22,123,696

EXHIBIT B (Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

	09-30-2015	12-31-2014

CONSUMER AND HOUSING PORTFOLIO

Normal performance	27,402,334	22,255,710

Preferred collaterals and counter guaranties “A”	22,549	41,185
Preferred collaterals and counter guaranties “B”	2,296,380	1,890,172
Without senior security or counter guaranties	25,083,405	20,324,353

Low risk	183,758	221,648

Preferred collaterals and counter guaranties “A”	--,--	68
Preferred collaterals and counter guaranties “B”	14,149	23,400
Without senior security or counter guaranties	169,609	198,180

Medium risk	166,011	196,426

Preferred collaterals and counter guaranties “B”	4,793	10,359
Without senior security or counter guaranties	161,218	186,067

High risk	142,242	129,534

Preferred collaterals and counter guaranties “B”	13,223	16,183
Without senior security or counter guaranties	129,019	113,351

Uncollectible	24,511	33,395

Preferred collaterals and counter guaranties “B”	8,630	9,674
Without senior security or counter guaranties	15,881	23,721

Uncollectible, classified as such under regulatory requirements	61	136

Without senior security or counter guaranties	61	136

Total	27,918,917	22,836,849

General Total (1)	53,588,326	44,960,545

(1) Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

	09-30-2015		12-31-2014
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	6,097,168	11.38%	5,084,274	11.31%

50 next largest clients	6,440,281	12.02%	6,428,811	14.30%

100 following clients	4,259,480	7.95%	3,771,556	8.39%

Remaining clients	36,791,397	68.65%	29,675,904	66.00%

Total (1)	53,588,326	100.00%	44,960,545	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF SEPTEMBER 30, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Government sector	--,--	98	--,--	--,--	--,--	63,499	--,--	63,597

Financial sector	--,--	481,902	203,246	437,967	254,064	666,689	--,--	2,043,868

Non financial private sector and residents abroad	138,865	25,026,438	5,528,039	4,679,956	4,016,732	5,476,648	6,614,183	51,480,861

TOTAL	138,865	25,508,438	5,731,285	5,117,923	4,270,796	6,206,836	6,614,183	53,588,326	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish – See note 21)

- Stated in thousands of pesos -

								Information about the issuer
Concept		Shares				Amount			Data from last published financial statements

Identification	Description	Class	Unit face value	Votes per share	Number	09-30-2015	12-31-2014	Main business	Period / Fiscal year end	Capital stock	Stockholders’ equity	Income/ (Loss) for the period / fiscal year

	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local										thousands of pesos

33642192049	BBVA Francés Valores S.A.	Common	500$	1	12,396	35,484	25,208	Stockbroker	09-30-2015	6,390	36,583	10,593
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	1$	1	35,425,947	4,939	4,591	Pensions fund manager	09-30-2015	65,739	9,165	222

30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	26,089	293,203	271,156	Financial institution	09-30-2015	52,178	586,405	192,077

30548590163	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	1$	1	230,398	128,597	78,567	Investment Fund Manager	09-30-2015	243	181,587	52,663
33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	221,854	254,095	Financial Institution	09-30-2015	60,000	554,637	171,399

		Subtotal controlled				684,077	633,617

	Non controlled

	Local

30598910045	Prisma Medios de Pago S.A. (exVisa Argentina S.A.)	Common	1$	1	1,571,996	14,206	6,428	Services to companies	05-31-2015	15,000	432,442	371,110
30690783521	Interbanking S.A.	Common	1$	1	149,556	7,304	5,111	Services	12-31-2014	1,346	232,398	186,398
	Other					248	250

	Foreign

30710156561	Banco Lat. de Comercio Exterior S.A.	Common B	57$	1	20,221	2,371	2,152	Banking institution	12-31-2014	2,394,389	7,791,411	914,551

		Subtotal noncontrolled				24,129	13,941

		Total in financial institutions, supplementary and authorized				708,206	647,558

	IN OTHER COMPANIES

	Non controlled

	Local

30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	67,157	44,353	Insurance	09-30-2015	10,651	549,565	95,228

	Foreign

17BE1002	S.W.I.F.T. S.C.R.L.	Common	1,283$	1	4	118	107	Financial messenger services	12-31-2014	141,590	3,342,790	297,550

		Subtotal non controlled				67,275	44,460

		Total in other companies				67,275	44,460

		Total investments in other companies				775,481	692,018

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2015 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 09-30-2015	Net book value at 12-31-2014
					Years of useful life	Amount

PREMISES AND EQUIPMENT

Real Estate	389,249	46	84,403	--,--	50	30,368	443,330	389,249
Furniture and Facilities	349,477	89,942	7,826	--,--	10	39,991	407,254	349,477
Machinery and Equipment	180,517	54,562	19,465	30	3 & 5	77,604	176,910	180,517
Automobiles	4,994	172	--,--	457	5	1,099	3,610	4,994

Total	924,237	144,722	111,694	487		149,062	1,031,104	924,237

OTHER ASSETS

Construction in progress	139,639	53,314	(91,649)	56,020	--,--	--,--	45,284	139,639
Advances to suppliers of goods	940,218	384,093	--,--	47,332	--,--	--,--	1,276,979	940,218
Works of Art	992	--,--	--,--	--,--	--,--	--,--	992	992
Leased assets	2,247	--,--	--,--	--,--	50	36	2,211	2,247
Property taken as security for loans	2,424	681	--,--	1,030	50	96	1,979	2,424
Stationery and office supplies	24,165	17,034	--,--	17,125	--,--	--,--	24,074	24,165
Other	35,130	--,--	(20,045)	--,--	50	136	14,949	35,130

Total	1,144,815	455,122	(111,694)	121,507		268	1,366,468	1,144,815

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2015 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Amortization for the period
			Years of useful life	Amount	Net book value at 09-30-2015	Net book value at 12-31-2014

Organization and development expenses (1)	144,357	114,831	1 & 5	47,850	211,338	144,357

Organization and development non-deductible expenses	--,--	5,718	--,--	5,718	--,--	--,--

Total	144,357	120,549		53,568	211,338	144,357

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

	09-30-2015		12-31-2014
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	4,946,391	7.83%	4,410,087	8.57%

50 next largest clients	5,629,313	8.91%	4,770,509	9.27%

100 following clients	2,897,060	4.59%	2,909,097	5.66%

Remaining clients	49,695,216	78.67%	39,345,958	76.50%

TOTAL	63,167,980	100.00%	51,435,651	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS AND

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

AS OF SEPTEMBER 30, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Deposits	56,149,172	6,095,121	739,966	181,361	2,360	--,--	63,167,980

Other liabilities from financial transactions

Argentine Central Bank	2,858	4,387	6,724	13,544	23,755	4,124	55,392

Banks and International Institutions	116,242	354,507	219,526	--,--	--,--	--,--	690,275

Unsubordinated corporate bonds	28,496	166,123	233,750	130,286	910,266	107,500	1,576,421

Financing received from local financial institutions	40,019	--,--	--,--	--,--	--,--	--,--	40,019

Other	4,116,788	4,219	7,190	13,486	22,632	7,077	4,171,392

Total Other liabilities from financial transactions	4,304,403	529,236	467,190	157,316	956,653	118,701	6,533,499

TOTAL	60,453,575	6,624,357	1,207,156	338,677	959,013	118,701	69,701,479

EXHIBIT J

MOVEMENT OF ALLOWANCES

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2015

AND THE FISCAL YEAR ENDED DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (4)		Reversals	Applications	09-30-2015	12-31-2014
DEDUCTED FROM ASSETS
Government securities
– For impairment value	201	--,--		--,--	1	200	201

Loans
– Allowance for doubtful loans	905,336	434,594	(1)	--,--	353,057	986,873	905,336

Other receivables from financial transactions
– Allowance for doubtful receivables and impairment	2,139	310	(1)	--,--	1	2,448	2,139

Receivables from financial leases
– Allowance for doubtful receivables and impairment	28,808	8,570	(1)	--,--	8,232	29,146	28,808

Other receivables
– Allowance for doubtful receivables (2)	291,237	78,053		39	410	368,841	291,237

Total	1,227,721	521,527		39	361,701	1,387,508	1,227,721

LIABILITIES-ALLOWANCES
– Contingents commitments (1)	577	65		--,--	--,--	642	577

– Other contingencies	770,496	215,252	(3)	516	86,800	898,432	770,496

– For administrative, disciplinary and criminal penalties	--,--	48,817	(5)	--,--	--,--	48,817	--,--

Total	771,073	264,134		516	86,800	947,891	771,073

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)

Includes mainly the potential loan loss risk arising from the amounts booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and the deferred tax asset (See note 4.1).

(3)

Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other lawsuits). (See note 2.3.p).

(4)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:
–	Loans 2,868
–	Other receivables 2,015
(5)	See note 6.1.

EXHIBIT K

CAPITAL STRUCTURE AS OF SEPTEMBER 30, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
		Votes per	Issued		Pending issuance or
Class	Quantity	share	Outstanding	In portfolio	distribution		Paid in

Common	536,877,850	1	536,833	--,--	45	(1)	536,878	(2)

(1)   Shares issued and available to stockholders but not as yet withdrawn.

(2)   Fully registered with the Public Registry of Commerce (See note 1.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

Accounts	09-30-2015							12-31-2014

		Total of the period (per type of currency)

	Total of the period	Euro	US Dollars	Pounds Sterling	Swiss Franc	Yen	Other	Total of the fiscal year
ASSETS

Cash and due from banks	5,329,597	170,661	5,128,683	18,317	266	889	10,781	6,065,743
Government and private securities	1,717,574	--,--	1,717,538	--,--	--,--	--,--	36	415,797
Loans	2,919,089	3,356	2,915,733	--,--	--,--	--,--	--,--	2,070,525
Other receivables from financial transactions	1,000,136	52,706	947,237	--,--	193	--,--	--,--	324,144
Investments in other companies	2,489	118	2,371	--,--	--,--	--,--	--,--	2,259
Other receivables	191,051	194	190,857	--,--	--,--	--,--	--,--	154,616
Suspense items	325	--,--	325	--,--	--,--	--,--	--,--	378

TOTAL	11,160,261	227,035	10,902,744	18,317	459	889	10,817	9,033,462

LIABILITIES

Deposits	6,774,089	97,025	6,677,064	--,--	--,--	--,--	--,--	5,488,117
Other liabilities from financial transactions	2,383,917	106,337	2,258,431	18,165	308	432	244	1,725,670
Other liabilities	104,841	13,130	91,711	--,--	--,--	--,--	--,--	55,840
Suspense items	2,153	--,--	2,153	--,--	--,--	--,--	--,--	1,016

TOTAL	9,265,000	216,492	9,029,359	18,165	308	432	244	7,270,643

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	3,497,179	223,535	3,273,644	--,--	--,--	--,--	--,--	2,927,981
Control	17,271,424	280,699	16,988,825	336	628	440	496	39,540,975

TOTAL	20,768,603	504,234	20,262,469	336	628	440	496	42,468,956

Credit accounts (except contra credit accounts)
Contingent	796,600	118,049	678,551	--,--	--,--	--,--	--,--	603,372
Control	60,981	10,595	50,386	--,--	--,--	--,--	--,--	122,585

TOTAL	857,581	128,644	728,937	--,--	--,--	--,--	--,--	725,957

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

	Status
Concept	Normal	With special follow-up / Low risk	With problems / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such	Total (1)
			Not yet matured	Past-due	Not yet matured	Past-due		under regulatory requirements	09-30-2015	12-31-2014

1. Loans	1,572,784	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,572,784	1,824,455

- Overdraft	1,058	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,058	572

Without senior security or counter guaranty	1,058	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,058	572

- Discounted Instruments	--,--	--,--	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,818

Without senior security or counter guaranty	--,--	--,--	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,818

- Real Estate Mortgage and Collateral Loans	3,721	--,--	--,--	--,--	--,--	--,--	--,--	--,--	3,721	3,777

Other collaterals and counter guaranty “B”	3,721	--,--	--,--	--,--	--,--	--,--	--,--	--,--	3,721	3,777

- Consumer	3,552	--,--	--,--	--,--	--,--	--,--	--,--	--,--	3,552	4,889

Without senior security or counter guaranty	3,552	--,--	--,--	--,--	--,--	--,--	--,--	--,--	3,552	4,889

- Credit Cards	6,909	--,--	--,--	--,--	--,--	--,--	--,--	--,--	6,909	5,137

Without senior security or counter guaranty	6,909	--,--	--,--	--,--	--,--	--,--	--,--	--,--	6,909	5,137

- Other	1,557,544	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,557,544	1,807,262

Without senior security or counter guaranty	1,557,544	--,--	--,--	--,--	--,--	--,--	--,--	--,--	1,557,544	1,807,262

2. Other receivables from financial transactions	51,759	--,--	--,--	--,--	--,--	--,--	--,--	--,--	51,759	43,699

3. Receivables from financial leases and other	516	--,--	--,--	--,--	--,--	--,--	--,--	--,--	516	402

4. Contingent commitments	127,437	--,--	--,--	--,--	--,--	--,--	--,--	--,--	127,437	57,932

5. Investments in other companies and private securities	747,850	--,--	--,--	--,--	--,--	--,--	--,--	--,--	747,850	665,247

Total	2,500,346	--,--	--,--	--,--	--,--	--,--	--,--	--,--	2,500,346	2,591,735

Total Allowances	16,172	--,--	--,--	--,--	--,--	--,--	--,--	--,--	16,172	18,686

(1) Maximum amount granted to related clients during September 2015 and December 2014, respectively, according to BCRA rules.

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF SEPTEMBER 30, 2015

(Translation of financial statements originally issued in Spanish - See note 21)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount

Swaps	Financial transactions – own account	-	Upon expiration of differences	Residents in Argentina – Financial sector	21	10	48	614,719

Swaps	Financial transactions – own account	-	Upon expiration of differences	Residents in Argentina – Non- financial sector	12	6	6	13,000

Swaps	Financial transactions – own account	-	Daily of differences	MAE	13	6	1	13,000

Swaps	Interest rate hedge	-	Upon expiration of differences	Residents in Argentina – Non - financial sector	122	48	8	31,872

Futures	Financial transactions – own account	Foreign currency	Daily of differences	MAE	7	5	1	5,915,903

Futures	Financial transactions – own account	Foreign currency	Daily of differences	ROFEX	4	2	1	745,159

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	Residents in Argentina – Non - financial sector	8	6	228	4,122,610

Repo transactions	Financial transactions – own account	Other	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	1,903,863

TOTAL								13,360,126

CONSOLIDATED BALANCE SHEETS AS OF

SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 21 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

ASSETS:	09-30-2015	12-31-2014
A. CASH AND DUE FROM BANKS:
Cash	2,626,811	2,857,676
Due from banks and correspondents	11,311,015	9,702,478

Argentine Central Bank (BCRA)	11,136,304	9,350,350
Other local	2,551	1,196
Foreign	172,160	350,932

	13,937,826	12,560,154

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a):
Holdings booked at fair value	2,585,485	2,942,473
Holdings booked at amortized cost	164	164
Instruments issued by the BCRA	12,979,915	8,630,056
Investments in listed private securities	93,026	60,997

Less: Allowances	200	201

	15,658,390	11,633,489

C. LOANS:
To government sector (Exhibit 1)	63,597	54,459
To financial sector (Exhibit 1)	1,437,740	1,127,116

Interfinancial – (Call granted)	--,--	30,000
Other financing to local financial institutions	1,246,674	880,437
Interest and listed-price differences accrued and pending collection	191,066	216,679

To non financial private sector and residents abroad (Exhibit 1)	49,499,228	41,199,059

Overdraft	7,813,118	6,861,786
Discounted instruments	7,708,000	6,035,048
Real estate mortgage	1,806,419	1,466,346
Collateral Loans	4,127,086	3,695,487
Consumer	6,805,408	6,091,937
Credit cards	14,672,406	11,465,609
Other	6,010,784	5,025,304
Interest and listed-price differences accrued and pending collection	717,433	691,454
Less: Interest documented together with main obligation	161,426	133,912

Less: Allowances	1,018,890	937,794

	49,981,675	41,442,840

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	702,311	384,930
Amounts receivable for spot and forward sales to be settled	3,132,717	1,405,562
Instruments to be received for spot and forward purchases to be settled	1,197,197	312,684
Unlisted corporate bonds (Exhibit 1)	86,868	48,653
Non-deliverable forward transactions balances to be settled	118,960	139,149
Other receivables not covered by debtor classification regulations	2,594	14,873
Other receivables covered by debtor classification regulations (Exhibit 1)	324,753	311,787

Less: Allowances	5,907	5,267

	5,559,493	2,612,371

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibit 1)	2,338,145	2,075,497
Interest accrued pending collection (Exhibit 1)	32,218	27,585

Less: Allowances	30,530	29,840

	2,339,833	2,073,242

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	224,225	256,247
Other (Note 7.b)	106,906	66,743

	331,131	322,990

G. OTHER RECEIVABLES:
Other (Note 7.c)	2,113,813	1,696,426
Other interest accrued and pending collection	607	744

Less: Allowances	404,022	324,756

	1,710,398	1,372,414

H. PREMISES AND EQUIPMENT:	1,036,490	929,760

I. OTHER ASSETS:	1,404,085	1,187,961

J. INTANGIBLE ASSETS:
Organization and development expenses	211,624	144,672

	211,624	144,672

K. SUSPENSE ITEMS:	6,189	8,563

L. OTHER SUBSIDIARIES’ ASSETS (Note 7.d):	--,--	450

TOTAL ASSETS:	92,177,134	74,288,906

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 21 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

LIABILITIES:	09-30-2015	12-31-2014

M. DEPOSITS:
Government sector	1,174,111	1,017,837
Financial sector	137,352	77,482
Non financial private sector and residents abroad	61,903,529	50,347,558

Checking accounts	16,608,463	14,614,559
Savings deposits	17,301,572	14,995,902
Time deposits	26,123,259	19,303,430
Investments accounts	88,774	483
Other	1,352,843	1,129,571
Interest and listed-price differences accrued payable	428,618	303,613

	63,214,992	51,442,877

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	55,392	73,110

Other	55,392	73,110

Banks and International Institutions	685,576	406,031
Unsubordinated corporate bonds	1,642,369	1,868,434
Amounts payable for spot and forward purchases to be settled	1,108,247	312,751
Instruments to be delivered for spot and forward sales to be settled	3,233,502	1,457,098
Financing received from Argentine financial institutions	431,431	124,424

Interfinancial (call borrowed)	70,000	49
Other financings from local financial institutions	361,396	124,375
Interest accrued payable	35	--,--
Non-deliverable forward transactions balances to be settled	43	408
Other (Note 7.e)	4,347,203	4,278,335
Interest and listed–price differences accrued payable	114,403	96,942

	11,618,166	8,617,533

O. OTHER LIABILITIES:
Dividends payable	473,991	--,--
Fees payable	302	122
Other (Note 7.f)	2,998,412	2,771,721

	3,472,705	2,771,843

P. ALLOWANCES:	1,000,277	818,092

Q. SUSPENSE ITEMS:	44,092	30,290

R. OTHER SUBSIDIARIES’ LIABILITIES (Note 7.g):	--,--	337

TOTAL LIABILITIES:	79,350,232	63,680,972

S. MINORITY INTEREST IN SUBSIDIARIES (Note 4):	298,800	276,058

STOCKHOLDERS’ EQUITY:	12,528,102	10,331,876

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	92,177,134	74,288,906

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 21 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2015	12-31-2014
DEBIT ACCOUNTS

Contingent
– Guaranties received	17,477,028	13,726,776
– Contra contingent debit accounts	1,870,136	1,750,341

	19,347,164	15,477,117

Control
– Receivables classified as irrecoverable	623,983	539,719
– Other (Note 7.h)	105,417,310	120,436,826
– Contra control debit accounts	2,035,345	1,363,258

	108,076,638	122,339,803

Derivatives
– “Notional” amount of non-deliverable forward transactions	5,657,272	2,984,388
– Interest rate swap	652,182	1,003,244
– Contra debit derivatives accounts	5,126,400	2,915,793

	11,435,854	6,903,425

For trustee activities
– Funds in trust	--,--	6,605

	--,--	6,605

TOTAL	138,859,656	144,726,950

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	580,555	640,198
– Guaranties provided to the BCRA	199,013	223,973
– Other guaranties given covered by debtor classification regulations (Exhibit 1)	318,790	384,982
– Other guaranties given non covered by debtor classification regulations	218,682	210,453
– Other covered by debtor classification regulations (Exhibit 1)	553,096	290,735
– Contra contingent credit accounts	17,477,028	13,726,776

	19,347,164	15,477,117

Control
– Items to be credited	1,295,799	965,725
– Other	739,546	397,533
– Contra control credit accounts	106,041,293	120,976,545

	108,076,638	122,339,803

Derivatives
– “Notional” amount of non-deliverable forward transactions	5,126,400	2,915,793
– Contra credit derivatives accounts	6,309,454	3,987,632

	11,435,854	6,903,425

For trustee activities
– Contra credit accounts for trustee activities	--,--	6,605

	--,--	6,605

TOTAL	138,859,656	144,726,950

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 21 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2015	09-30-2014
A. FINANCIAL INCOME

Interest on loans to the financial sector	213,648	274,681
Interest on overdraft	1,594,971	1,541,444
Interest on discounted instruments	976,247	900,901
Interest on real estate mortgage	225,738	170,660
Interest on collateral loans	683,688	589,638
Interest on credit card loans	2,006,123	1,369,713
Interest on other loans	2,367,858	2,023,070
Interest from other receivables from financial transactions	216	3,795
Interest on financial leases	296,811	245,513
Income from secured loans - Decree 1387/01	11,591	12,727
Net income from government and private securities	2,422,837	1,167,292
Indexation by CER	147,642	252,211
Gold and foreign currency exchange difference	349,951	760,205
Other	267,220	592,452

	11,564,541	9,904,302

B. FINANCIAL EXPENSE

Interest on savings deposits	15,679	14,104
Interest on time deposits	3,585,992	3,178,676
Interest on interfinancial financing (call borrowed)	20,927	14,537
Interest on other financing from financial institutions	35,676	59,950
Interest on other liabilities from financial transactions	356,181	326,978
Other interest	4,728	6,296
Indexation by CER	46	142
Contribution to the deposit guaranty fund	284,837	58,885
Other	673,117	606,080

	4,977,183	4,265,648

GROSS INTERMEDIATION MARGIN – GAIN	6,587,358	5,638,654

C. ALLOWANCES FOR LOAN LOSSES	439,476	422,340

D. SERVICE CHARGE INCOME

Related to lending transactions	1,872,646	1,450,471
Related to liability transactions	1,431,991	1,087,394
Other commissions	220,361	136,975
Other (Note 7.i)	815,120	666,704

	4,340,118	3,341,544

E. SERVICE CHARGE EXPENSE

Commissions	1,201,798	580,084
Other (Note 7.j)	423,990	330,887

	1,625,788	910,971

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 21 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2015	09-30-2014
F. ADMINISTRATIVE EXPENSES

Payroll expenses	2,678,468	2,404,697
Fees to Bank Directors and Supervisory Committee	4,826	3,911
Other professional fees	69,767	48,342
Advertising and publicity	168,944	164,639
Taxes	483,689	353,862
Fixed assets depreciation	149,207	97,620
Organizational expenses amortization	47,919	42,911
Other operating expenses	665,410	563,958
Other	435,380	448,917

	4,703,610	4,128,857

NET GAIN FROM FINANCIAL TRANSACTIONS	4,158,062	3,518,030

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(96,734)	(74,407)

G. OTHER INCOME

Income from long-term investments	151,251	159,724
Punitive interests	24,294	20,389
Loans recovered and reversals of allowances	109,102	103,261
Other (Note 7.k)	180,605	145,883

	465,252	429,257

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	19	15
Charge for uncollectibility of other receivables and other allowances	305,604	159,441
Amortization of difference arising from judicial resolutions	5,718	11,139
Depreciation and losses from miscellaneous assets	1,175	549
Other (Note 7.l)	122,861	61,968

	435,377	233,112

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	4,091,743	3,639,768

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	1,495,517	1,249,629

NET INCOME FOR THE PERIOD	2,596,226	2,390,139

The accompanying notes 1 through 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

(ART. 33 OF LAW Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 21 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	09-30-2015		09-30-2014
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	12,951,964	(1)	13,603,620	(1)
Cash and cash equivalents at the end of the period	14,052,826	(1)	13,314,787	(1)

Net increase /(decrease) in cash and cash equivalents	1,100,862		(288,833)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net payments from:
- Government and private securities	(1,602,064)		(4,601,567)
- Loans	(114,323)		3,837,553

to financial sector	(613,737)		312,224
to non-financial public sector	(66)		(414)
to non-financial private sector and residents abroad	499,480		3,525,743
- Other receivables from financial transactions	(355,324)		6,002
- Receivables from financial leases	(266,591)		(218,103)
- Deposits	7,168,461		2,043,846

to financial sector	59,870		(13,737)
to non-financial public sector	157,482		1,060,741
to non-financial private sector and residents abroad	6,951,109		996,842
- Other liabilities from financial transactions	97,685		1,169,187

Financing from financial or interfinancial sector (call borrowed)	69,951		102,800
Others (except liabilities included in Financing Activities)	27,734		1,066,387
Collections related to service charge income	4,360,204		3,312,913
Payments related to service charge expense	(1,624,787)		(907,798)
Administrative expenses paid	(4,481,682)		(3,946,909)
Organizational and development expenses paid	(50,361)		(28,129)
Net collections from punitive interest	22,383		18,539
Differences from judicial resolutions paid	(5,718)		(11,139)
Collections of dividends from other companies	49,840		54,716
Other collections /(payments) related to other income and expenses	312,910		336,027

Net cash flows provided by operating activities	3,510,633		1,065,138

Investment activities
Net payments from premises and equipment	(164,289)		(152,287)
Net payments from other assets	(364,934)		(484,106)
Other payments from investment activities	(485,719)		(354,465)

Net cash flows used in investment activities	(1,014,942)		(990,858)

Financing activities

Net (payments) / collections from:
- Unsubordinated corporate bonds	(226,065)		570,718
- Argentine Central Bank	(17,570)		(15,336)

Other	(17,570)		(15,336)
- Banks and international agencies	279,545		386,637
- Financing received from local financial institutions	237,021		(267,271)
Dividends payable	--,--		(28,800)
Other payments from financing activities	(1,667,760)		(1,009,061)

Net cash flows used in financing activities	(1,394,829)		(363,113)

Net increase /(decrease) in cash and cash equivalents	1,100,862		(288,833)

(1) See note 6 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORM

WITH THE BALANCE SHEET AS OF DECEMBER 31, 2014, AND THE STATEMENTS OF

INCOME AND CASH AND CASH EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2014

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 21 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement Nr. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated - line by line – its balance sheets as of September 30, 2015 and the end of the previous fiscal year, and the statements of income and cash and cash equivalents flow for the nine month periods ended September 30, 2015 and 2014, as per the following detail:

–	As of September 30, 2015:

a)

With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the nine month periods ended September 30, 2015 and 2014.

b)

With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the three month periods ended September 30, 2015 and 2014.

–	As of December 31, 2014:

a)

With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal year ended December 31, 2014.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month period ended December 31, 2014.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a nine month period ended on September 30, 2015 and 2014.

Interests in subsidiaries as of September 30, 2015 and the end of the previous fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		09-30-2015	12-31-2014	09-30-2015	12-31-2014	09-30-2015	12-31-2014

BBVA Francés Valores S.A.	Common	12,396	12,396	96.9953	96.9953	96.9953	96.9953
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

(1)	The Entity has a direct ownership interest equivalent to 95% of the Company’s capital stock and an indirect ownership interest equivalent to 4.8498% through BBVA Francés Valores S.A.

Total assets, liabilities and stockholders’ equity in accordance with the criteria defined in note 2 below, as of September 30, 2015 and the end of the previous fiscal year and net income balances for the nine month periods ended September 30, 2015 and 2014, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	09-30-2015	12-31-2014	09-30-2015	12-31-2014	09-30-2015	12-31-2014	09-30-2015	09-30-2014

BBVA Francés Valores S.A.	37,684	36,176	1,101	10,187	36,583	25,989	10,593	5,855

Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	50,952	50,012	41,787	41,493	9,165	8,519	646	(4,937)

PSA Finance Argentina Cía Financiera S.A.	2,228,466	2,304,138	1,642,061	1,761,827	586,405	542,311	192,077	152,876

BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	197,781	158,905	16,194	29,982	181,587	128,923	52,663	45,601

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by the Bank for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of the Bank. The following are the main differences with the Argentine professional accounting standards:

Arising from the application of the accounting standards laid down by BCRA and the Argentine professional accounting standards:

•

PSA Finance Argentina Cía. Financiera S.A. assesses its income tax liability applying the effective tax rate to the estimated taxable income, without considering the effect of temporary differences between the valuation of assets and liabilities for accounting and tax purposes. In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized where the reversal of temporary differences will result in a future decrease in the assessed tax liability. In addition, unused tax losses or tax credits deductible from future taxable income should be recognized as deferred assets, to the extent their recoverability is likely. Should this criterion have been applied, shareholder’s equity disclosed in the consolidated financial statements would have increased by 7,169 and 6,689 as of September 30, 2015 and the end of the previous fiscal year, respectively.

•

The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged up front to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with Argentine professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 4,292 and 7,414 as of September 30, 2015 and the end of the previous fiscal year, respectively.

•

The Bank has not made disclosures required by Argentine professional accounting standards on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law Nr. 26,425- Dissolution and liquidation of Consolidar A.F.J.P. S.A.:

Law Nr. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA). As a consequence, Consolidar A.F.J.P. S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution Nr. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A.F.J.P. S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar A.F.J.P. S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators of Consolidar A.F.J.P. S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A.F.J.P. S.A.

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (IGJ)

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar A.F.J.P. S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the IGJ conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law Nr. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters Nr. 4, Clerk of Court’s Office Nr. 7, case file Nr. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State. On November 23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days. On May 13, 2013, the Court hearing in the case ordered that evidence be produced. The Company is providing depositions, documentary evidence and expert witnesses’ reports. On May 28, 2013, the Company accompanied the statements and the testimony of witnesses, as the case is currently at the evidence production stage.

4.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	09-30-2015	12-31-2014
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	4,226	3,928
BBVA Francés Valores S.A.	1,099	781
PSA Finance Argentina Cía Financiera S.A.	293,202	271,155
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	273	194

Total	298,800	276,058

5.	RESTRICTIONS ON ASSETS

a)

BBVA Francés Valores S.A. holds two shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 17,600 and 10,300, respectively, as of September 30, 2015 and the end of the previous fiscal year. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of the company with their obligations.

b)	See note 7 to the stand-alone financial statements of the Bank.

6.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	09-30-15	12-31-2014	09-30-2014	12-31-2013

a) Cash and due from banks	13,937,826	12,559,464	12,538,623	12,880,744

b) Government securities	--,--	--,--	546,164	115,876

c) Loans to financial sectors, call granted maturity date less than three months as from the end of each period or fiscal year	115,000	392,500	230,000	607,000

CASH AND CASH EQUIVALENTS	14,052,826	12,951,964	13,314,787	13,603,620

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months as from the end of each period or fiscal year date.

7.	BREAKDOWN OF MAIN ITEMS

The detail of the main items included in financial statements is as follows:

	09-30-2015	12-31-2014

a) GOVERNMENT AND PRIVATE SECURITIES

* Holdings at fair value

Secured Bonds due in 2020	1,230,210	1,183,905
Peso-denominated Discount governed by Argentine Law maturing in 2033	385,720	467,472
Federal Government Bonds in Pesos Badlar + 200 bp due 2016	310,005	374,000
Federal Government Bonds in Pesos Badlar + 200 bp due 2017	295,765	279,178
Argentine Bond of Saving towards economic development	199,504	152,447
Argentine Treasury Bonds 18 months maturing 09-30-16	100,051	--,--
Federal Government Bonds in US Dollars 0.75% due 2017	33,635	--,--
US Dollar-linked Argentine Government Bond at 2.40% maturing in 2018	22,440	66,080
Secured Bonds due in 2018	6,401	74,875
Federal Government Bonds in US Dollars 7% due 2015	--,--	104,850
Federal Government Bonds in US Dollars 8.75% due 2024	--,--	43,384
Federal Government Bonds in Pesos Badlar + 250 bp due 2019	--,--	42,679
Par Securities denominated in Pesos	--,--	38,319
Consolidation Bonds – sixth series	--,--	37,716
Other	1,754	77,568

Total	2,585,485	2,942,473

* Holdings booked at amortized cost

Other	164	164

Total	164	164

* Instruments issued by the BCRA

BCRA Bills (LEBAC)	12,979,915	8,630,056

Total	12,979,915	8,630,056

* Investments in listed private securities

FBA Ahorro Pesos Investment Fund	79,464	49,652
FBA Bonos Argentina Investment Fund	12,310	10,210
Other	1,252	1,135

Total	93,026	60,997

- Allowances	(200)	(201)

Total	15,658,390	11,633,489

	09-30-2015	12-31-2014

b) INVESTMENTS IN OTHER COMPANIES – Other

In other companies - unlisted	67,275	44,460
In companies-supplementary activities	39,631	22,283

Total	106,906	66,743

c) OTHER RECEIVABLES – Other

Miscellaneous receivables	660,082	475,180
Guarantee deposits	549,803	377,029
Prepayments	379,465	279,381
Tax prepayments	336,137	281,535
Loans to personnel	170,334	181,975
Advances to personnel	7,527	93,065
Other	10,465	8,261

Total	2,113,813	1,696,426

d) OTHER SUBSIDIARIES’ ASSETS

Other related to pension fund management business	--,--	450

Total	--,--	450

e) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - Other

Accounts payable for consumption	2,483,940	2,482,573
Other withholdings and collections at source	815,791	687,838
Collections and other operations for the account of third parties	389,440	419,185
Money orders payable	237,978	338,117
Fees collected in advance	118,390	121,831
Social security payment orders pending settlement	108,966	18,816
Pending Banelco debit transactions	56,406	73,651
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	47,092	32,488
Funds raised from third parties	13,486	18,941
Accrued commissions payable	8,337	7,336
Loans received from Interamerican Development Bank (IDB)	7,488	6,485
Other	59,889	71,074

Total	4,347,203	4,278,335

f) OTHER LIABILITIES – Other

Accrued taxes	987,534	1,093,119
Miscellaneous payables	823,362	697,722
Amounts collected in advance	617,995	434,830
Accrued salaries and payroll taxes	566,047	541,245
Other	3,474	4,805

Total	2,998,412	2,771,721

	09-30-2015	12-31-2014

g) OTHER SUBSIDIARIES’ LIABILITIES

Other related pension fund management business	--,--	337

Total	--,--	337

h) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	75,919,870	53,730,674
Securities representative of investment in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	21,682,124	61,071,633
Checks not yet credited	5,294,009	3,694,973
Checks drawn on the Bank pending clearing	812,042	564,348
Collections items	706,142	573,483
Cash in custody on behalf of the BCRA	632,970	287,347
Other	370,153	514,368

Total	105,417,310	120,436,826

	09-30-2015	09-30-2014

i) SERVICE CHARGE INCOME - Other

Commissions for hiring of insurances	437,484	375,479
Rental of safe-deposit boxes	136,790	107,202
Commissions on debit and credit cards	68,133	36,710
Commissions for loans and guaranties	33,124	28,654
Commissions for transportations of values	31,213	20,066
Commissions for capital market transactions	17,653	9,086
Commissions for escrow	15,881	15,077
Commissions for salary payment	7,597	6,914
Commissions for trust management	1,300	1,459
Other	65,945	66,057

Total	815,120	666,704

j) SERVICE CHARGE EXPENSE - Other

Turn-over tax	297,285	235,983
Insurance paid on lease transactions	107,785	83,158
Other	18,920	11,746

Total	423,990	330,887

k) OTHER INCOME – Other

Deferred income tax (1)	59,000	14,300
Related parties expenses recovery	45,126	22,075
Income from the Credit Card Guarantee Fund	44,149	44,481
Interest on loans to personnel	21,750	23,246
Other	10,580	41,781

Total	180,605	145,883

	09-30-2015	09-30-2014

l) OTHER EXPENSE – Other

Charges for administrative, disciplinary and criminal penalties (2)	48,817	--,--
Donations	15,287	11,039
Private health insurance for former employees	10,906	7,279
Insurance losses	10,894	7,681
Turn-over tax	7,191	7,774
Other	29,766	28,195

Total	122,861	61,968

(2) See note 6.1. to the stand-alone financial statements

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 21 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	09-30-2015	12-31-2014

COMMERCIAL PORTFOLIO

Normal performance	25,101,848	21,065,160

Preferred collaterals and counter guaranties “A”	1,256,236	1,215,074
Other collaterals and counter guaranties “B”	1,069,414	790,615
Without senior security or counter guaranties	22,776,198	19,059,471

With special follow-up	24,764	7,022

Under observation	17,379	7,022

Other collaterals and counter guaranties “B”	6,743	540
Without senior security or counter guaranties	10,636	6,482

Negotiations for recovery or re-financing agreements underway	7,385	--,--

Other collaterals and counter guaranties “B”	828	--,--
Without senior security or counter guaranties	6,557	--,--

Non-performing	1,015	5,048

Other collaterals and counter guaranties “B”	683	--,--
Without senior security or counter guaranties	332	5,048

With high risk of uncollectibility	13,134	--,--

Other collaterals and counter guaranties “B”	592	--,--
Without senior security or counter guaranties	12,542	--,--

Uncollectible	5,501	27,508

Other collaterals and counter guaranties “B”	5,000	3,750
Without senior security or counter guaranties	501	23,758

Total	25,146,262	21,104,738

EXHIBIT 1 (Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(Translation of financial statements originally issued in Spanish - See note 21 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	09-30-2015	12-31-2014

CONSUMER AND HOUSING PORTFOLIO

Normal performance	29,491,504	24,380,887

Preferred collaterals and counter guaranties “A”	22,549	41,185
Other collaterals and counter guaranties “B”	4,197,105	3,926,860
Without senior security or counter guaranties	25,271,850	20,412,842

Low risk	225,021	273,475

Preferred collaterals and counter guaranties “A”	--,--	68
Other collaterals and counter guaranties “B”	51,394	71,350
Without senior security or counter guaranties	173,627	202,057

Medium risk	177,543	211,868

Other collaterals and counter guaranties “B”	14,868	24,017
Without senior security or counter guaranties	162,675	187,851

High risk	155,642	145,310

Other collaterals and counter guaranties “B”	24,752	29,952
Without senior security or counter guaranties	130,890	115,358

Uncollectible	38,880	43,657

Other collaterals and counter guaranties “B”	20,949	18,572
Without senior security or counter guaranties	17,931	25,085

Uncollectible, classified as such under regulatory requirements	138	136

Other collaterals and counter guaranties “B”	77	--,--
Without senior security or counter guaranties	61	136

Total	30,088,728	25,055,333

General Total (1)	55,234,990	46,160,071

(1) Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts – Credit – Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INFORMATIVE SUMMARY OF ACTIVITY FOR THE NINE MONTH PERIOD

ENDED ON SEPTEMBER 30, 2015

(Consolidated amounts – Stated in thousand Pesos)

BBVA Francés has put into practice the strategic guidelines set forth early in the year in projects that have enabled it to enhance the quality of its customer service, improve efficiency levels, boost digital sales, deepen transaction processing, and optimize control mechanisms, taking care of the franchise and what it stands for in the Argentine financial system.

The Bank has a broad distribution network: it is present throughout the country with a network that 301 customer service points, 251 of which are retail branches and 34 are devoted to small and medium enterprises and institutions. Corporate Banking is divided by industry sectors: Retail, Heavy Industries and Energy that provide personalized service to large companies. Besides, the Bank’s distribution network is further supplemented by 14 in-store banks, 2 points of sales, 694 ATMs and 801 self-service terminals.

Regarding the performance of the Bank in terms of activity, the Bank’s portfolio of loans to the private sector totaled 50,936,968 as of September 30, which points to a 23.1% growth rate in the last twelve months of the year and 6.1% in the quarter. Such growth was mostly driven by consumer finance, which rose by 34.4% and 9%, respectively, during said periods. Credit cards outperformed all other products, accounting for a 56.4% year-over-year increase and a 10% increase during the quarter.

As concerns the commercial portfolio, it grew by 11.4% in the past year, while remaining at a similar level as the previous quarter.

As to portfolio quality, the Bank has been able to maintain the best risk indicators in the Argentine financial system even within an environment that has shown signs of deterioration. The portfolio quality ratio (Non-performing loans/Total loans) was 0.71% with a level of coverage (Total loan loss provisions/Non-performing loans) of 269.48% at the end of the period.

As of September 30, 2015, the portfolio of Government securities, net of repurchase agreements, totaled 2,585,485 and represented 2.8% of the Bank’s Total assets, while the instruments issued by the Argentine Central Bank, net of repurchase agreements, totaled 11,076,052 as of that date and since they are short-term, they are used in order to allocate liquidity.

As to liabilities, total clients’ resources totaled 63,214,992, indicative of 27.1% growth in the last twelve months. By kind of product, in the same period, and only considering deposits from the private sector, sight deposits grew by 31.6% and term deposits grew by 39.5%. Whilst total deposits in the quarter grew by 5.3% with term deposits increasing by 10.8% and sight balances increasing by 2.7%.

BBVA Francés maintains sufficient levels of liquidity and solvency. As of September 30, 2015, liquid assets (Cash and cash equivalents plus Government and Private securities) represented 46.8% of the Bank’s deposits. Besides, the capital ratio was at 17.8% of risk-weighted assets. The Bank surpassed capital minimum requirements by 6,301,537.

BBVA Francés has accumulated net income at September 30, 2015 in the amount of 2,596,226. Income for the third quarter was, in turn, 998,070, which points to a 58.7% increase compared to the same quarter of 2014. When compared to the previous quarter, income increased by 49.6%.

On a line to line analysis, the Financial income - net totaled 6,587,358 at the end of the third quarter of 2015, which points to 33% increase in comparison with the same quarter of the previous year and of 18% in comparison with the previous quarter, mainly due to an increase in the volume of intermediation with the private sector plus higher income from Government securities during the quarter under analysis. However, financial income – net decreased during the quarters ended September 30, 2014 and June 30, 2015.

Income from services – net totaled 2,714,330, increasing by 7.4% in comparison with the same period of the previous fiscal year and by 19.1% in comparison with the second quarter of 2015.

Administrative expenses, again, recorded a balance of 4,703,610 at the end of September 2015, growing by 4.1% compared to the same period of the prior year and by 11.7% during the quarter.

The personnel expenses registers the increase of salaries derived from the agreements with the working union and the increase of the staff, whilst overhead reflects the impact of the growth in the level of activity as well as in the level of prices.

Outlook

During the last quarter of the year, and in line with its strategic priorities, BBVA Francés will continue to focus on driving a broad range of actions leading to value creation and differentiation.

•	Be a leader in customer satisfaction
•	Lead by example in Digital Banking
•	Position BBVA Francés as the most competitive and profitable franchise

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARED TO THE SAME PERIODS EN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	09-30-2015	09-30-2014	09-30-2013	09-30-2012	09-30-2011

Total Assets	92,177,134	74,947,272	54,978,499	41,584,172	36,467,322

Total Liabilities	79,350,232	65,182,951	48,529,926	36,617,481	33,017,956

Minority Interest in subsidiaries	298,800	246,802	156,324	109,689	79,491

Stockholders’ Equity	12,528,102	9,517,519	6,292,249	4,857,002	3,369,875

Total Liabilities + Minority Interest in subsidiaries + Stockholders’ Equity	92,177,134	74,947,272	54,978,499	41,584,172	36,467,322

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	09-30-2015	09-30-2014	09-30-2013	09-30-2012	09-30-2011

Financial income	6,587,358	5,638,654	3,390,837	2,687,626	1,488,936

Allowances for loan losses	(439,476)	(422,340)	(311,521)	(156,033)	(92,466)

Income from services	2,714,330	2,430,573	1,831,070	1,329,835	1,035,882

Administrative expenses	(4,703,610)	(4,128,857)	(2,904,710)	(2,194,323)	(1,677,861)

Net gain from financial transactions	4,158,602	3,518,030	2,005,676	1,667,105	754,491

Miscellaneous income and expenses – net	29,875	196,145	41,269	16,446	134,567

Results of minority interest in subsidiaries	(96,734)	(74,407)	(38,343)	(25,951)	(5,842)

Income tax	(1,495,517)	(1,249,629)	(848,289)	(668,855)	(376,021)

Net income for the period	2,596,226	2,390,139	1,160,313	988,745	507,195

CONSOLIDATED CASH FLOWS STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	09-30-2015	09-30-2014	09-30-2013	09-30-2012	09-30-2011

Net cash flow provided by / (used in) operating activities	3,510,633	1,065,138	1,149,903	1,133,705	5,570,077

Net cash flow used in investment activities	(1,014,942)	(990,858)	(992,969)	(425,122)	(299,713)

Net cash flow used in financing activities	(1,394,829)	(363,113)	(801,303)	(578,978)	(3,803,518)

Financial results and results from holdings of cash and cash equivalents (including interest)	--,--	--,--	54	--,--	2

Total cash provided / (used) during the period	1,100,862	(288,833)	(644,315)	129,605	1,466,848

STATISTICAL RATIOS COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(year-over-year variations in balances)

	09-30-2015/14	09-30-2014/13	09-30-2013/12	09-30-2012/11	09-30-2011/10

Total Loans	23.07%	20.81%	31.24%	22.61%	40.84%

Total Deposits	27.10%	25.72%	27.34%	9.28%	31.29%

Net Income	8.62%	105.99%	17.35%	94.94%	(36.62%)

Stockholders’ Equity	31.63%	51.26%	29.55%	44.13%	2.27%

RATIOS COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

	09-30-2015	09-30-2014	09-30-2013	09-30-2012	09-30-2011

Solvency (1)	15.73%	14.55%	12.92%	13.22%	10.18%

Liquidity (2)	46.82%	44.63%	34.59%	37.45%	42.53%

Tied-up capital (3)	2.88%	2.69%	2.32%	1.71%	1.83%

Indebtedness (4)	6.36	6.87	7.74	7.56	9.82

(1) Total Shareholders’ equity/Liabilities (including minority interests in subsidiaries)

(2) Sum of Cash and cash equivalents and Government and Private securities/Deposits

(3) Sum of Premises and equipment, other assets and Intangible assets/Assets

(4) Total Liabilities (including minority interests in subsidiaries)/Shareholders’ equity

INDEPENDENT AUDITORS’ REVIEW REPORT

(Interim financial statements)

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

Report on interim financial statements

1.	Identification of the interim financial statements subject to review

We have reviewed:

a)

the accompanying interim financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA Francés” or the “Bank”), which comprise the balance sheet as of September 30, 2015 and the statement of income, statement of changes in stockholders´ equity and cash and cash equivalents flow for the nine-month period then ended and the supplemental information included in their notes 1 to 20, and the Exhibits “A” through “L”, “N” and “O”; and

b)

the accompanying interim consolidated financial statements of BBVA Francés and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of September 30, 2015 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the nine-month period then ended, and the supplemental information included in their notes 1 to 7 and the Exhibit 1.

The figures and other information for the year ended December 31, 2014 and for the nine-month period ended September 30, 2014 are an integral part of these interim financial statements and are intended to be read only in relation to those financial statements.

2.	Bank responsibility for the interim Financial Statements

The Bank is responsible for the preparation and fair presentation of such accompanying interim financial statements in conformity with accounting standards established by the Argentine Central Bank (B.C.R.A.) applicable to financial institutions, as well as responsible of internal control considered necessary to enable the presentation of financial statements free from material misstatement.

3.	Auditors’ Responsibility

Our responsibility is to issue a conclusion on the accompanying interim financial statements based on our review. We conducted our review in accordance with standards on review of interim financial statements established in section IV of the Technical Pronouncement N° 37 of the Argentine Federation of Professional Councils in Economic Sciences and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (B.C.R.A.) for the limited reviews of interim financial statements. Those standards require that we comply with ethical requirements.

A review of interim financial statements is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an opinion on the financial position of the Bank as of September 30, 2015, on the results of its operations, the changes in its stockholders´ equity and its cash and cash equivalents flow for the nine-month period then ended.

4.	Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial statements of BBVA Francés both stand alone and consolidated with its subsidiaries companies corresponding to the nine-month period ended on September 30, 2015, are not presented fairly, in all material respects, in accordance with accounting standards established by B.C.R.A.

5.	Emphasis on certain issues disclosed in the financial statements

The interim stand-alone and consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the Argentine professional accounting standards concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements. This issue does not modify the conclusion expressed in caption 4.

6.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 21 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 5, with the Argentine professional accounting standards. The effects of the differences between the accounting standards of B.C.R.A. and the Argentine professional accounting standards, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, November 9, 2015.

MARCELO BASTANTE

Partner

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: November 19, 2015	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer